     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2001

                                                     REGISTRATION NO. 333-
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         AMPERSAND MEDICAL CORPORATION
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                        36-4296006
        (State or other jurisdiction of                         (I.R.S. Employer
        incorporation of organization)                         Identification No.)

                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                                 (312) 222-9550
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               LEONARD R. PRANGE
                                   PRESIDENT
                         AMPERSAND MEDICAL CORPORATION
                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                                 (312) 222-9550
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                    Copy to:

                             ROBERT J. MINKUS, ESQ.
                             SCHIFF HARDIN & WAITE
                                6600 SEARS TOWER
                          CHICAGO, ILLINOIS 60606-6473
                                 (312) 258-5500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
    SECURITIES TO BE REGISTERED       BE REGISTERED(1)       PER SHARE(2)           PRICE(2)         REGISTRATION FEE
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Common Stock, par value $0.001 per
  share............................      37,768,473              $1.01             $38,146,157            $9,537
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(1) The company is also registering an undetermined number of shares of common stock as may be issued pursuant to antidilution adjustments.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) based on the average of the bid and ask prices for our common stock as reported on the Over-the-Counter Bulletin Board on July 13, 2001.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 16, 2001

PRELIMINARY PROSPECTUS

                               37,768,473 SHARES

                         AMPERSAND MEDICAL CORPORATION

                                  COMMON STOCK

     The selling stockholders listed in this prospectus are offering from time to time:

     - 24,953,331 shares of our common stock;

     - 6,000,000 shares of our common stock that are issuable upon the conversion of our Series B convertible preferred stock;

     - 1,500,000 shares of our common stock that are issuable upon conversion of our convertible promissory notes; and

     - 5,315,142 shares of our common stock that are issuable upon exercise of common stock purchase warrants.

     We will not receive any of the proceeds from the sale of the common stock. We will, however, receive the exercise price of the common stock purchase warrants if and when they are exercised. We issued the common stock, Series B convertible preferred stock, common stock purchase warrants and convertible promissory notes to the selling stockholders in transactions exempt from registration under the Securities Act.

     The selling stockholders may offer and sell the common stock from time to time in transactions in the over-the-counter market or in negotiated transactions. The selling stockholders directly, or through agents or dealers designated from time to time, may sell the common stock at fixed prices, which may change, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

     Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol AMPM. On July 13, 2001, the last reported sale price of our common stock on the Over-the-Counter Bulletin Board was $0.98 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is July   , 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    i
Risk Factors................................................    1
Forward-Looking Statements..................................    5
Ampersand Medical Corporation...............................    5
Recent Developments.........................................    7
Selected Consolidated Financial Data of Ampersand...........   10
Selected Consolidated Financial Data of AccuMed.............   11
Unaudited Pro-Forma Condensed Consolidated Financial
  Information...............................................   12
Use of Proceeds.............................................   17
Selling Stockholders........................................   18
Plan of Distribution........................................   25
Description of Capital Stock................................   27
Legal Matters...............................................   33
Independent Accountants.....................................   34
Where You Can Find More Information About Us................   34
Documents Delivered with this Prospectus....................   35
Commission Position on Indemnification for Securities Act
  Liability.................................................   35

     In this prospectus, "we," "us," and "our" refer to Ampersand Medical Corporation.
                             ---------------------

     You should rely only on information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. The selling stockholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information provided by the prospectus is accurate as of any date other than the date on the front of this prospectus.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") to register 37,768,473 shares of our common stock which the selling stockholders named in this prospectus may sell from time to time. Accordingly you should refer to the registration statement and its exhibits for further information about us and our common stock. Statements contained in this prospectus concerning documents we filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information About Us."

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we are facing. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

WE EXPECT TO INCUR SIGNIFICANT COSTS ASSOCIATED WITH THE ACCUMED MERGER.

     On February 7, 2001 we entered into an agreement to merge AccuMed International, Inc. ("AccuMed") into our wholly-owned subsidiary AccuMed Acquisition Corp. The proposed merger requires the approval of AccuMed shareholders. We estimate that we will incur direct transaction costs of approximately $200,000 which will be included as part of the total purchase cost of AccuMed for accounting purposes. We believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

THERE IS A LIMITED MARKET FOR PENNY STOCKS SUCH AS OURS; WE WILL TRY TO LIST ON THE AMERICAN STOCK EXCHANGE.

     Our common stock is considered a penny stock because, among other things, its price is below $5 per share, it trades on the Over-the-Counter Bulletin Board and we have net tangible assets of less than $2,000,000. As a result, there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of, or to obtain accurate quotations as to the market value of their common stock. Being a penny stock could limit the liquidity of our common stock.

     Although our common stock is currently quoted on the Over-the-Counter Bulletin Board, an increase in the per share market price may meet criteria to allow our common stock to be listed on the American Stock Exchange. We have filed an application for listing on the American Stock Exchange. We believe that after the merger it will meet the stockholders' equity and other objective criteria for a listing on the American Stock Exchange, including the minimum trading price of its common stock, which will be adjusted by the one-for-three reverse stock split discussed below. However, our management does not know if listing will or can be effected.

OUR REVERSE STOCK SPLIT MAY NOT HAVE THE INTENDED EFFECT OF ENHANCING STOCKHOLDER VALUE.

     On May 24, 2001, our stockholders approved a one-for-three reverse stock split. This split will become effective after the AccuMed merger. In the split, each three shares of our authorized common stock will be reclassified and converted into one share of common stock. Fractional shares will not be issued in connection with the split. Instead, our stockholders will be entitled to receive a cash distribution, without interest, in lieu of any fractional shares. Our board of directors believes that the reverse stock split is desirable for several reasons. It is intended to increase the acceptance of our common stock by the financial community and the investing public and could enhance stockholder value. Although the price of our common stock after the reverse stock split may not increase in an amount proportionate to the decrease in the number of outstanding shares, the reverse stock split is intended to result in a price level for our common stock that will provide a market that will reflect more closely our underlying value after the merger.

THE HISTORICALLY VOLATILE MARKET PRICE OF OUR COMMON STOCK MAY AFFECT THE VALUE OF OUR STOCKHOLDERS' INVESTMENT.

     The market price of our common stock, like that of many other medical products and biotechnology companies, has in the past been highly volatile. This volatility is likely to continue for the foreseeable future. Factors affecting potential volatility include:

     - general economic and other external market factors;

     - announcements of mergers, acquisitions, licenses and strategic agreements;

     - announcements of private or public sales of securities;

     - announcements of new products or technology by us or our competitors;

     - fluctuations in operating results; and

     - announcements of Federal Food and Drug Administration actions relating to products.

OUR COMMON STOCK IS UNLIKELY TO PRODUCE DIVIDEND INCOME FOR THE FORESEEABLE FUTURE.

     We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends for the foreseeable future. We intend to reinvest any funds that might otherwise be available for the payment of dividends in further development of our business following the AccuMed merger.

OUR COMMON STOCK IS SUBJECT TO DILUTION, AND AN INVESTOR'S OWNERSHIP INTEREST AND RELATED VALUE MAY DECLINE.

     We are authorized to issue up to 5,000,000 shares of preferred stock. After completion of the AccuMed merger, we will have approximately 572,000 shares of Series A convertible preferred stock and 1,500,000 shares of Series B convertible preferred stock outstanding which convert into 6,000,000 shares of common stock. Ampersand's Certificate of Incorporation gives its board of directors authority to issue the remaining approximately 2,925,000 authorized shares of preferred stock with such voting rights, if any, designations, rights, preferences and limitations as they may determine.

     We have currently outstanding warrants to purchase 5,315,142 shares of our common stock, currently outstanding options to purchase approximately 2,600,000 shares, 1,500,000 shares of Series B convertible preferred stock, convertible into 6,000,000 shares of common stock, and $1,500,000 in principal amount of outstanding convertible promissory notes, convertible into 1,500,000 shares of common stock.

     AccuMed has currently outstanding options and warrants to purchase an aggregate of 2,561,763 shares of AccuMed common stock which will become options and warrants to purchase 1,678,467 shares of our common stock in the merger, and the note issued by AccuMed that is convertible into 59,467 shares of AccuMed common stock will become our note convertible into 38,962 shares of our common stock in the merger.

     In addition, we issued approximately 9,240,000 shares of common stock in transactions related to our merger with InPath LLC in 1998 and 5,795,000 shares of common stock related to the conversion of our outstanding promissory notes in 1999 and 2000. We also issued 3,990,000 and 5,300,000 shares of common stock in private equity offerings in 1999 and 2000, respectively. Moreover, we issued 1,023,000 shares of common stock under our equity incentive plan as compensation for services, or as prepaid royalties.

     Exercise or conversion by the holders of these securities would result in substantial dilution to our shareholders.

WE HAVE A LIMITED OPERATING HISTORY AND THERE ARE DOUBTS AS TO OUR BEING A GOING CONCERN.

     We have limited operating history. Our revenues, since our inception in March 1998, have been derived entirely from sales by Samba Technologies, Sarl, our wholly-owned subsidiary. We have not introduced or sold any of our InPath System products to date.

     We will continue to devote substantial resources to product development. We anticipate that we will continue to incur significant losses until some or all of our products have been successfully introduced, if ever, into the market place.

     We have incurred substantial losses and have limited financial resources. Consequently our auditors have noted that these conditions raise substantial doubt as to our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result from the outcome of this uncertainty.

WE MAY NOT BE ABLE TO MEET OUR SHORT-TERM CAPITAL REQUIREMENTS.

     We believe that our existing capital resources are not sufficient to meet the short-term requirements of our company after the merger. Therefore, we will need to raise additional capital to support our operations. We do not have any current commitments for additional funds, and our management cannot be certain that we will be able to raise such funds.

     It is unlikely that we will be able to meet our short-term funding requirements through the issuance of notes or other debt instruments. We anticipate that these short-term funding needs will require the sale of additional shares of common stock or instruments convertible into common stock. Such sales, if any, may have a dilutive effect on the share values of our current stockholders. We cannot be certain what level of dilution, if any, may occur or, if we will be able to complete any such sales of common stock in the future.

WE MAY NOT BE ABLE TO MEET OUR LONG-TERM CAPITAL REQUIREMENTS.

     Even if we are able to raise the funds necessary to meet our short-term operating requirements, we do not know if we will be able to sustain our longer-term operations through future revenues. Whether we will need to raise additional funds to support our long-term operations is influenced by many factors, some of which are the following:

     - if and when we are able to complete the AccuMed merger into our subsidiary;

     - costs, timing and success of efforts to develop the products of the combined company;

     - market acceptance of our products;

     - costs and timing related to the receipt, if ever, of clearance by the U.S. Food and Drug Administration ("FDA") of our products, where such clearance is required to market the products in the United States;

     - ability to enter into cost effective agreements with third-party manufacturers to produce our products; and

     - ability to enter into distribution agreements with third-party sales and marketing organizations to achieve worldwide sales and distribution of our products.

     Our operating business plan for 2001 anticipated that we would need to raise new equity during the early part of the year, which we did in the form of a private offering of Series B convertible preferred stock in February 2001, and again in the late third quarter and early fourth quarter of the year. We intend to seek additional financing beginning in August 2001. Failure to obtain this financing will adversely affect our ability to develop our products or to continue as a going concern.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION AND THEY MAY NOT RECEIVE NEEDED GOVERNMENT APPROVALS.

     The sale and use of our products, as well as AccuMed's, in the United States is regulated by the FDA. We must meet significant FDA requirements before FDA clearance to market our products can be obtained. Included in these FDA requirements is the conduct of lengthy and expensive clinical trials to prove the safety and efficacy of the products. AccuMed has not conducted any such clinical trials of its products. Therefore, its products may be used only for research purposes or to provide supplemental diagnostic information in the United States. We have started a clinical trial for one of our products and intend to conduct other clinical trials of our products during 2001. We cannot be certain that the results of these trials, or any future trials, when submitted to the FDA along with other information, will result in FDA clearance to market our products in the United States.

     Sales of medical devices and diagnostic tests made outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain regulatory clearance in a foreign country may be longer or shorter than that required for FDA marketing clearance. Export sales of certain devices that have not received FDA marketing clearance may be subject to regulations and permits, which may restrict our ability to export the products to foreign markets. If we are unable to obtain FDA clearance for our products, Ampersand may need to seek foreign manufacturing agreements to be able to produce and deliver our products to foreign markets. We cannot be certain that we will be able to secure such foreign manufacturing agreements.

WE MAY NOT BE ABLE TO COMPETE WITH COMPANIES THAT ARE LARGER AND HAVE MORE RESOURCES.

     We compete in the medical device and diagnostics marketplace with companies that are much larger and have greater financial resources than we do. We cannot be certain that our products will be able to be successfully marketed in this competitive environment.

WE MAY NOT BE ABLE TO MARKET OUR PRODUCTS.

     We do not intend to maintain a direct sales force to market our products. Therefore, in order to successfully market our products, we must be able to negotiate profitable sales and marketing agreements with organizations that have direct sales forces calling on domestic and foreign markets that may use the products. If we are not able to successfully negotiate such agreements, we may be forced to market our products through our own sales force. We cannot be certain that we will be successful in developing and training such a sales force, should one be required, or that we will have the financial resources to carry out such development and training.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

     We hold a variety of patents and trademarks and we and AccuMed both have applied for a significant number of additional patents and trademarks with the United States Patent and Trademark Office and several foreign patent authorities. We intend to file additional patent and trademark applications as dictated by our research and development projects and business interests. We cannot be certain that any of the currently pending patent or trademark applications, or any of those which may be filed in the future, will be granted to Ampersand.

     We protect much of our core technology as trade secrets because our management believes that patent protection would not be possible or would be less effective than maintaining secrecy. We cannot be certain that we will be able to maintain secrecy or that a third-party will not be able to develop technology independently.

     The cost of litigation to uphold the validity of a patent or patent application, prevent infringement or protect trade secrets can be substantial, even if Ampersand is successful. Furthermore, we cannot be certain that others will not develop similar technology independently or design around the patent aspects of our products.

THE INTELLECTUAL PROPERTY THAT WE WILL ACQUIRE IN THE ACCUMED MERGER MAY NOT HAVE VALUE.

     The AccuMed merger will result in the recording of license, patents and technology of approximately $7,071,000. The value of the license, patents and technology combined with the existing value of intangible assets of both companies will represent approximately 77% of total post-merger assets of the combined company. We intend to amortize the license, patents and technology over a useful life of ten years. It is possible that an individual component of AccuMed's technology might be rendered less valuable because of the development of new or replacement technology. If such an event occurs, we would determine the level of impairment to the value and charge that value to expense during that period. Therefore, we may writeoff the license, patents and technology from the merger over a shorter period than ten years.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, which, in turn, are based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements.

     Forward-looking statements involve risks, uncertainties and assumptions. Our future results and stockholder values may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements.

     For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 1. In addition to the Risk Factors and other important factors discussed elsewhere in this prospectus, and in our Annual Report on Form 10-K, as amended, which accompanies this document, you should understand that other risks and uncertainties and our public announcements and SEC filings could affect our future results and could cause results to differ materially from those suggested by the forward-looking statements.

     Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                         AMPERSAND MEDICAL CORPORATION

     Our company was incorporated in Delaware in December 1998 as the successor to Bell National Corporation. Bell National was incorporated in California in 1958. In December 1998, Bell National which was then a shell corporation without any business activity, acquired InPath LLC, a development stage company engaged in the design and development of products used in screening for cervical and other types of cancer. For accounting purposes, this acquisition was treated as if InPath LLC had acquired Bell National. However, Bell National continued as the legal entity and the registrant for SEC filing purposes. Bell National merged into Ampersand, its wholly-owned subsidiary, in May 1999 in order to change the state of incorporation of the company to Delaware.

     The science of medical diagnostics has advanced significantly during the past decade. Much of this advance has come as a result of new knowledge of the human genome and related proteins, which form the foundation of cell biology, and the human body. Our goal is to utilize this research as a base to develop screening and diagnostic testing products for cancer and related diseases. We believe that the success of these products will improve patient care through more accurate test performance, wider availability and cost effective service delivery. We are developing an initial series of products to address these criteria, including sample collection devices, chemical and biological tests, and analysis instruments and related software.

     Our strategy is to develop products through internal development processes, strategic partnerships and licenses and acquisitions of companies or technologies. This strategy has required and will require a substantial amount of capital in the research and development process to complete the products. As a result, we will incur substantial operating losses until we are able to successfully market some, or all, of our products.

     We are currently designing and developing a family of products for use in cancer screening and diagnosis. We call this family of products the InPath System. The core of the InPath System is a combination of protein anti-bodies -- the Cocktail -- that allows the InPath System to detect and highlight abnormal cells in a rapid and objective fashion. We intend to use different anti-body combinations for different types of cancer and other diseases.

     The initial application of the InPath System is designed to enhance the current cervical cancer screening process performed in laboratories, commonly referred to as the Pap Test. Our ultimate goal is to perform this screening test in a matter of minutes at the point of service, whether in a laboratory, doctor's office, clinic or mobile medical vehicle. The InPath System includes the following components:

     - A unique sample collection device consisting of a small balloon, shaped to fit the cervix, and a reusable handle. The device is intended to replace the spatula and brush currently used to collect patient cell samples.

     - A chemical and biological combination process, which is applied to a sample to identify potentially abnormal cells.

      1. In the laboratory version of the InPath System, this process is applied to sample cells released from the collector and deposited on a glass slide.

      2. In the point of service version of the InPath System, this process is applied directly to the sample while still on the collector.

     - An instrument, which performs an automated analysis of a sample via an optical scan that looks for the presence of certain wavelengths of fluorescent light. This light is produced by tags, which are attached to certain components of the assay.

      1. In the laboratory version of the InPath System, the instrument uses an automated microscope and a camera to capture the various wavelengths of light.

      2. In the point of service version of the InPath System, the instrument uses custom designed optical devices and lasers to capture the various wavelengths of light.

     - Custom designed software that controls the automated instruments and processes the analysis of the captured light detected.

     In June 2000, we obtained a license from Invirion and Dr. Bruce Patterson, M.D., Ph.D., its principal, for a proprietary medical technology to detect the presence of cancer-causing types of the Human Papilloma Virus, a sexually transmitted disease. We will use this technology as an adjunct to the InPath System. The combination of the two tests will give the healthcare provider a better picture of the level of any disease present, which patients may be at an increased risk to develop disease in the future, and based on these factors, a course of treatment to follow.

     We conduct clinical studies and trials of our products during the course of their development. These studies and trials vary in terms of number of patient samples, individual product components, specific processes and conditions, purpose, and other factors, which may affect the results.

     We have publicly reported the results of some of these studies and trials at various medical meetings, in publications and in general public announcements. In January 2000, we began to report results from studies employing the InPath System Cocktail. The first report was from a portion of a study involving over 200 patient samples that demonstrated the system's capability to detect cellular abnormality with a sensitivity of 95% and a specificity of 77%. In March 2000, we announced the results of the analysis of over 10,000 individual cell samples. The analysis showed a sensitivity of 92% and a specificity of 82% in detecting cellular abnormalities. In April 2001, we announced the results of a pilot study conducted on 208 patient samples collected in China. The study, which was the precursor of a 9,000 patient trial, showed that the system detected all levels of cervical abnormalities with 95% accuracy. The results of the most recent study, presented at a medical conference, on patient samples detected all levels of abnormality with 84% sensitivity and 81% specificity.

     The sensitivity factor, the test performance in detecting -- versus missing -- actual disease, commonly called false negatives, is critical in terms of patient health. The specificity factor, the test's performance in correctly identifying patients with disease -- versus those without, commonly called false positives, is related to overtreatment and healthcare economics.

     In each of the studies presented above, the InPath System demonstrated 100% accuracy in detecting high-grade cervical disease and cancer. In addition, the results demonstrate that the InPath System test produces more accurate overall results than the current PAP test.

     Data from studies of other InPath System products has also been presented at medical conferences. A study of the In Cell HPV test showed the test accurately detected 100% of patients with high-grade disease and 64% of patients with low-grade disease. In a presentation of early results of the clinical trial of the InPath System collector, data showed that the accuracy of cytology reports on samples collected with the InPath System collector were better than those collected with the conventional brush/spatula method. the InPath System collector also proved to be more comfortable for the patient and provided an easier and shorter examination for the physician.

     We believe the results of these studies support the continued development process of the InPath System products.

     We have a wholly-owned subsidiary, Samba Technologies, Sarl, based in France. Samba designs, develops and markets web-enabled software based systems for image analysis, image capture, and image transmission and management for clinical and industrial applications. Samba also is developing the software used in the InPath System. All of our reported revenue to date has been from the sale of Samba products and services.

     Samba software suites, a group of programs which may be used singly or together in a particular application, allow the user to capture and share digital images and related data. Examples of applications are radiology, pathology and real-time coordination between pathologist and physician during ongoing surgical procedures. Samba software can create a single data folder, where patient information, physician case notes and diagnostic images from various sources are maintained or annotated. The software can be employed in local or wide area networks, or through an Internet browser using security-encrypted files. All of Samba's software can be used on a wide variety of image capture instruments or devices and can employ static, historical, or dynamic live images. Samba also provides software customization, installation, interface, network and Internet consulting services to the users of its products.

                              RECENT DEVELOPMENTS

PROPOSED MERGER WITH ACCUMED INTERNATIONAL, INC.

  The Merger Agreement

     On February 7, 2001, we signed a definitive agreement to merge AccuMed into our subsidiary, AccuMed Acquisition Corp. AccuMed is also in the cancer screening and diagnostics business. We license certain patents and core technology from AccuMed. We also purchase their automated instruments and integrate them into the InPath System.

     Under the terms of the merger agreement, we will exchange approximately 3,750,000 shares of our common stock (approximately 1,250,000 shares after the reverse stock split referred to below) for all of AccuMed's outstanding common stock and we will also exchange approximately 572,000 shares of our Series A convertible preferred stock for all of AccuMed's outstanding convertible preferred stock. The 572,000 shares of our Series A convertible preferred stock are convertible into approximately

250,000 shares of our common stock (approximately 83,333 shares after the reverse stock split). The merger agreement is subject to approval by the stockholders of AccuMed and certain other conditions. The Board and management of AccuMed have signed agreements to vote their shares, representing approximately 18% of AccuMed's common stock entitled to vote, for approval of the merger agreement. We anticipate closing this merger during the third quarter of 2001.

     We loaned AccuMed $800,000 (which includes $330,000 of prior loans) when the merger agreement was signed. Under the terms of the merger agreement, we loaned AccuMed an additional $225,000 on each of March 1, 2001 and March 30, 2001, $150,000 on May 1, 2001, $100,000 on June 1, 2001 and $100,000 on July 5,
2001. We will continue making monthly loans of between $100,000 and $225,000 if AccuMed actually needs the loans for its business. AccuMed is required to repay these loans if the merger agreement is terminated.

     AccuMed will terminate the merger agreement if its stockholders do not approve the merger agreement. AccuMed and we may elect to terminate the merger agreement even if AccuMed's stockholders have approved the merger agreement. Either company, alone, can terminate the merger agreement if:

     - The other party breaches the merger agreement and does not correct the breach within 20 days;

     - The merger is not completed by September 30, 2001, unless we extend this date; or

     - Certain other conditions to closing of the merger have not been satisfied.

     If AccuMed terminates the merger agreement because of a material breach by us, then we will pay $500,000 to AccuMed. AccuMed will pay to us $500,000 if the merger is not completed because another party makes an offer to buy AccuMed's assets or stock and AccuMed agrees to the sale. If AccuMed terminates the merger agreement and becomes entitled to payment of the $500,000 from us, then we can deduct amounts AccuMed owes on the loans made to it from us against this $500,000 payment.

  AccuMed

     AccuMed is a biomedical company. It designs, builds and supplies computer-aided microscopes and quantitative microscopy systems. AccuMed generated limited revenues from the sale of its products to its original target market, which are commercial clinical laboratories that screen or diagnose medical specimens, including Pap smears. AccuMed has redefined its technology and marketing approach to focus on early cancer detection and other clinical needs for its instruments and systems, as opposed to AccuMed's prior focus on cervical cancer screening. In this new approach, AccuMed has attempted to establish alliances with other technology and product distribution companies in these newly targeted markets.

     During 2000, AccuMed entered into agreements with Monogen, Ventena Medical Systems, Inc. through which AccuMed receives fees for licensing its intellectual property and technology in particular medical fields, and contracted to sell AcCell instruments and provided contract development services. Under another contract, Dianon Systems, Inc. pays AccuMed a fee per patient whose medical sample is reviewed and analyzed through AccuMed's AcCell-Savant instruments installed at their facility. The AcCell is a computer-aided microscope designed to help medical experts examine and diagnose specimens of human cells. Currently, AccuMed does not actively market the AcCell as a stand-alone product. AccuMed does sell AcCells under some existing contracts and will accept new orders.

     AccuMed also produces the AcCell-Savant. The AcCell-Savant includes an AcCell as well as an electronic imaging system and image analysis software. Since AccuMed began marketing the AcCell-Savant research system in 1999, it has sold modest numbers of the AcCell-Savant to academic and research laboratories. In the United States, AccuMed currently is permitted to sell the AcCell-Savant for research and clinical use with restrictions. To sell the AcCell-Savant in the United States for other purposes, AccuMed will need to obtain FDA clearance.

     AccuMed is developing the prototype of the AcCell-Savant for clinical, commercial laboratories that review and analyze human patient medical specimens. AccuMed continues to explore additional arrangements with potential business partners to combine AcCell-Savant and/or AcCell technology with the partner's intellectual property. These potential arrangements include supplies such as cancer-specific probes that "stain" cancer cells differently than cells that are within normal limits. In these arrangements, AccuMed would sell its instruments and systems for use in combination with the partner's intellectual property and products. AccuMed is also exploring arrangements with other potential business partners that may further speed the commercialization of its early lung cancer screening test by making available to AccuMed additional technology, prospective customers, distribution channels and programmatic funding.

     AccuMed also designs, builds and supplies computer-aided microscopes and quantitative microscopy systems. The computer-aided microscopes that AccuMed builds include:

     - robotic slide-feeding systems to load and unload slides from the microscope;

     - bar-code readers to ensure proper identification of samples being analyzed;

     - electro-mechanical scanning stages to facilitate accurate slide screening and analyses;

     - automatic physical dotters to mark the locations of cells of interest;
       and

     - data management system software to enable human medical experts to review the relevant medical histories and report the results of their screening or diagnosis into a medical record-keeping system.

     AccuMed builds some of its products by modifying and installing commercially available microscopes. AccuMed also builds products with its own microscope.

     AccuMed's quantitative microscopy systems also have electronic imaging systems that are used with its software to detect and measure medical specimens automatically or interactively to help medical experts diagnose the specimens.

     AccuMed's predecessor company, Alamar Biosciences, Inc., was incorporated in California in 1988. AccuMed was reincorporated in Delaware in December 1995. AccuMed has a wholly-owned subsidiary, Oncometrics Imaging Corp., a company continuing under the laws of the Yukon Territory, Canada.

     AccuMed's common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol ACMI.

REVERSE STOCK SPLIT

     On May 24, 2001, our stockholders approved a one-for-three reverse split of our common stock. The split will become effective after the closing of the merger with AccuMed. In the split, each three shares of our common stock will be reclassified and converted into one share of common stock. Fractional shares will not be issued. Instead, our stockholders will be entitled to receive a cash distribution, without interest, in lieu of any fractional shares. Because the split will reduce the number of outstanding shares of our common stock by two-thirds, it will also reduce the number of shares of common stock each AccuMed stockholder receives in the merger by two-thirds.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                  OF AMPERSAND

     We are providing the following financial information for us to aid you in your analysis of our company. We derived this information from our audited financial statements for the year ended December 31, 2000 and unaudited financial statements for the three months ended March 31, 2001 and 2000. The information is only a summary and you should read it in conjunction with our historical financial statements (and related notes) contained in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000 and Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2001 which accompany this prospectus and which are incorporated in this prospectus by reference. We were incorporated in Delaware in December 1998 as the successor to Bell National Corporation. Bell National was incorporated in California in 1958. In December 1998, Bell National which was then a shell corporation without any business activity, acquired InPath LLC, a development stage company engaged in the design and development of products used in screening for cervical and other types of cancer, which was formed on March 16, 1998. For accounting purposes, this acquisition is treated as if InPath LLC had acquired Bell National, although Bell National continued as the legal entity and the registrant for both SEC filing purposes and income tax filing purposes. Bell National merged into our company, its wholly-owned subsidiary, in May 1999 in order to change the state of incorporation of the Company to Delaware. Accordingly, the financial information presented for our company is that which begins on the formation of InPath LLC.

                                  THREE         THREE
                                 MONTHS        MONTHS
                                  ENDED         ENDED              YEAR ENDED DECEMBER 31
                                MARCH 31,     MARCH 31,    ---------------------------------------
                                  2001          2000          2000          1999         1998(1)
                               -----------   -----------   -----------   -----------   -----------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $       409   $       362   $     1,094   $     1,040   $         0
Operating loss...............  $    (2,506)  $    (3,117)  $    (6,688)  $    (4,117)  $      (783)
Net loss available to common
  stockholders...............  $    (2,773)  $    (3,139)  $    (6,611)  $    (4,226)  $      (789)
PER SHARE DATA:
Net loss.....................  $     (0.09)  $     (0.15)  $     (0.24)  $     (0.29)  $     (0.07)
Weighted average shares
  outstanding................   30,211,000    21,301,000    27,869,000    14,337,000    12,000,000
BALANCE SHEET DATA:
Working capital deficit......  $      (155)  $    (2,602)  $    (3,301)  $    (3,204)  $       (80)
Total assets.................  $     6,268   $     2,138   $     4,575   $     1,871   $     1,699
Notes payable: current.......  $       867   $     1,045   $     1,105   $     1,095   $        75
Notes payable: long-term.....  $         0   $        --   $         0   $        26   $       156
Stockholders' equity
  (deficit)..................  $     3,078   $    (1,421)  $      (125)  $    (2,040)  $       728

---------------

(1) From March 16, 1998, the date of inception of InPath, LLC. As discussed under Ampersand Medical Corporation on page 5, although our predecessor acquired InPath LLC in December 1998, for accounting purposes the transaction was treated as an acquisition by InPath LLC.

                SELECTED CONSOLIDATED FINANCIAL DATA OF ACCUMED

     As discussed under Recent Developments on page 7, Ampersand anticipates acquiring all of the outstanding shares of common stock and Series A convertible preferred stock of AccuMed in exchange for approximately 3,750,000 shares of Ampersand common stock and 572,485 shares of Ampersand preferred stock. In addition, AccuMed options and warrants will be converted into Ampersand options and warrants to purchase approximately 1,678,467 shares of Ampersand common stock. We are providing the following financial information for AccuMed to aid you in analyzing the financial aspects of the merger. We derived the following information from AccuMed's audited financial statements for the five years ended December 31, 2000 and unaudited interim financial statements for the three months ended March 31, 2001 and 2000. The information is only a summary and you should read it in conjunction with AccuMed's financial statements (and related notes) contained in AccuMed's Annual Report on Form 10-K, as amended, for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 which accompany this prospectus.

                                 THREE       THREE
                                MONTHS      MONTHS
                                 ENDED       ENDED                   YEAR ENDED DECEMBER 31
                               MARCH 31,   MARCH 31,   --------------------------------------------------
                                 2001        2000       2000      1999       1998       1997       1996
                               ---------   ---------   -------   -------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net revenues.................   $   584     $   155    $   477   $   136   $    327   $  1,001   $  1,412
Cost of revenues.............        13          44        122     1,146        856      1,557      1,394
Operating loss...............      (529)     (1,102)    (3,654)   (6,446)    (9,796)   (15,800)   (13,387)
Interest expense.............        23           8         39       501      1,411      3,569        458
Loss from continuing
  operations before income
  taxes......................      (520)       (767)    (3,098)   (6,803)   (10,360)   (18,858)   (10,904)
Income taxes.................        --          --         --        --         --         --         --
Loss from continuing
  operations.................      (520)       (767)    (3,098)   (6,803)   (10,360)   (18,858)   (10,904)
Income (loss) from
  discontinued operations....        --          --         --     8,199      3,351      1,939       (670)
Extraordinary loss...........        --          --         --        --         --         --         --
Net (loss) income............      (520)       (767)    (3,098)    1,396     (8,176)   (16,919)   (11,574)
PER SHARE DATA:
Basic and diluted loss from
  continuing operations......   $ (0.09)    $ (0.14)   $ (0.55)  $ (1.24)  $  (2.04)  $  (5.13)  $  (3.85)
Income (loss) from
  discontinued operations....        --          --         --      1.49       0.66       0.53      (0.24)
Extraordinary loss...........        --          --         --        --      (0.23)        --         --
Basic and diluted net (loss)
  income.....................   $ (0.09)    $ (0.14)   $ (0.55)  $  0.25   $  (1.61)  $  (4.60)  $  (4.09)
Weighted average shares
  outstanding (000's)........     5,737       5,536      5,653     5,491      5,080      3,675      2,829
BALANCE SHEET DATA:
Working capital (deficit)....   $(1,409)    $   345    $  (812)  $    39   $ (1,393)  $ (1,600)  $  2,150
Total assets.................     6,013       8,004      6,051     7,222     13,448     16,085     13,444
Long-term debt...............        --         167         --       167      5,782     11,455        231
Stockholders' equity.........     1,960       5,045      2,384     5,668      4,223        733     10,136

                              UNAUDITED PRO-FORMA
                  CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     Ampersand Medical Corporation and Subsidiaries anticipates acquiring all of the outstanding shares of common stock and Series A Convertible Preferred Stock of AccuMed International, Inc. and Subsidiary in exchange for 3,760,742 shares of Ampersand common stock and 572,485 shares of Ampersand Series A Convertible Preferred stock. In addition, AccuMed options and warrants will be converted into Ampersand options and warrants to purchase approximately 1,678,467 shares of Ampersand common stock.

     The following unaudited pro-forma condensed consolidated financial information gives effect to the merger of Ampersand and AccuMed using the purchase method of accounting for business combinations.

     The unaudited pro-forma condensed consolidated balance sheet as of March 31, 2001 is presented as if the merger had occurred on March 31, 2001. The unaudited pro-forma condensed consolidated statements of operations are provided for the year ended December 31, 2000 and the period ended March 31, 2001, giving effect to the merger as though it had occurred on January 1, 2000.

     The unaudited pro-forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have been achieved if the merger had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future financial position or operating results of Ampersand. The unaudited pro-forma condensed consolidated financial information does not give effect to any cost savings or restructuring and integration costs that may result from the integration of the operations of Ampersand and AccuMed. The costs related to restructuring and integration have not yet been determined, and Ampersand expects to charge these costs to operations during the quarter incurred.

     The unaudited pro-forma condensed consolidated financial information should be read in conjunction with the audited and unaudited financial statements and accompanying notes of Ampersand and AccuMed incorporated by reference in this prospectus.

                            AMPERSAND MEDICAL CORP.

            UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2001

                                               HISTORICAL      HISTORICAL                                 PRO-FORMA
                                               AMPERSAND        ACCUMED      ADJUSTMENTS                 AS ADJUSTED
                                               ----------      ----------    -----------                 -----------
                                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
Cash and cash equivalents...................        931             634           (200)(a)                   1,365
Available-for-sale securities...............         --             294           (294)(e)                      --
Notes receivable............................      1,250              --         (1,250)(b)                      --
Accounts receivable, net....................        344              38             --                         382
Accrued interest receivable.................        101               2            (32)(c)                      71
Inventories.................................        212             632             --                         844
Refundable taxes............................        115              --             --                         115
Prepaid expenses............................         82               8             --                          90
                                                -------         -------        -------                    --------
TOTAL CURRENT ASSETS........................      3,035           1,608         (1,776)                      2,867
Fixed Assets, net...........................        519             290                                        809
Other Assets:
License, patents and technology, net........      1,620           4,115           (553)(d)                  12,253
                                                                                 7,071(a)
Goodwill, net...............................        104              --             --                         104
Prepaid royalties...........................        990              --           (990)(d)                      --
                                                -------         -------        -------                    --------
TOTAL ASSETS................................      6,268           6,013          3,752                      16,033
                                                =======         =======        =======                    ========
LIABILITIES AND EQUITY
Accounts payable............................      1,548             257             --                       1,805
Taxes payable...............................         --              --             --                          --
Customer and other deposits.................         24               2             --                          26
Accrued payroll costs.......................         90             295             --                         385
Accrued expenses............................        516             191            (54)(d)                     671
                                                                                    50(a)
                                                                                   (32)(c)
Deferred revenue............................         67             322           (322)(d)                      67
Revolving line of credit....................         78              --             --                          78
Current maturities notes payable -- related
  party.....................................        440              --             --                         440
Current maturities notes payable............        427           1,557         (1,250)(b)                     734
Current portion of long term debt...........         --              --             --                          --
Other current liabilities...................         --             393             --                         393
                                                -------         -------        -------                    --------
TOTAL CURRENT LIABILITIES...................      3,190           3,017         (1,608)                      4,599
DEFERRED REVENUE............................         --           1,036           (536)(D)                      --
                                                                                  (500)(A)

Preferred stock, series A convertible ($.001
  par)......................................         --           2,576         (2,576)(a)                       1
                                                                                     1(a)
Preferred stock, series B convertible ($.001
  par)......................................          1              --                                          1
Common stock ($.001 par)....................         30              57            (57)(a)                      34
                                                                                     4(a)
                                                                                    --
Additional paid-in capital..................     17,980          61,291        (61,291)(a)                  27,257
                                                                                 9,277(a)
Note receivable from stockholder............       (450)             --             --                        (450)
Other comprehensive loss....................         --             (95)            95(a)                       --
Accumulated deficit.........................    (14,399)        (61,652)        61,652(a)                  (15,030)
                                                                                  (631)(d)
Deferred stock compensation.................         --              --             (1)(a)                      (1)
Cumulative translation adjustment...........        (84)             --             --                         (84)
Treasury stock..............................         --            (217)           217(a)                     (294)
                                                                                  (294)(e)
                                                -------         -------        -------                    --------
TOTAL STOCKHOLDERS' EQUITY..................      3,078           1,960          6,396                      11,434
                                                -------         -------        -------                    --------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY....      6,268           6,013          3,752                      16,033
                                                =======         =======        =======                    ========

                            AMPERSAND MEDICAL CORP.

       UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2001

                                                      HISTORICAL    HISTORICAL                      PRO-FORMA
                                                      AMPERSAND      ACCUMED        ADJUSTMENTS    AS ADJUSTED
                                                      ----------    ----------      -----------    -----------
                                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUE
  Net sales.......................................         409            --             --              409
  Licensing fees and royalties....................          --           584            (23)(g)          561
                                                       -------        ------           ----          -------
       Total revenue..............................         409           584            (23)             970
OPERATING EXPENSES
  Cost of revenues................................         278            13             --              291
  Research and development........................         883           182             --            1,065
  Amortization....................................          42            --            177(k)           219
  Selling, general, and administrative expenses...       1,712           918            (35)(i)        2,595
                                                       -------        ------           ----          -------
       Total operating expenses...................       2,915         1,113            142            4,170
                                                       -------        ------           ----          -------
OPERATING LOSS....................................      (2,506)         (529)          (165)          (3,200)
                                                       -------        ------           ----          -------
OTHER INCOME (EXPENSE)
  Interest expense -- related party...............        (176)           --             --             (176)
  Interest expense................................         (51)          (23)            16(j)           (58)
  Interest income -- related party................           9            --             --                9
  Interest income.................................          18            --            (16)(j)            2
  Other income, net...............................           3            32             --               35
                                                       -------        ------           ----          -------
       Total other income (expense)...............        (197)            9             --             (188)
                                                       -------        ------           ----          -------
LOSS BEFORE INCOME TAXES..........................      (2,703)         (520)          (165)          (3,388)
Income taxes......................................          --            --             --               --
                                                       -------        ------           ----          -------
Net loss..........................................      (2,703)         (520)          (165)          (3,388)
Dividends on convertible preferred stock..........         (70)           --             --              (70)
                                                       -------        ------           ----          -------
NET LOSS AVAILABLE TO COMMON STOCKHOLDERS.........      (2,773)         (520)          (165)          (3,458)
                                                       =======        ======           ====          =======
BASIC AND DILUTED NET LOSS PER SHARE..............     $ (0.09)       $(0.09)                        $ (0.10)
                                                       =======        ======                         =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING........      30,211         5,737                          33,972
                                                       =======        ======                         =======

                            AMPERSAND MEDICAL CORP.

       UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000

                                                     HISTORICAL    HISTORICAL                       PRO-FORMA
                                                     AMPERSAND      ACCUMED      ADJUSTMENTS       AS ADJUSTED
                                                     ----------    ----------    -----------       -----------
                                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUE
  Net sales......................................       1,094           303          (121)(f)          1,276
  Licensing fees and royalties...................          --           174           (66)(g)            108
                                                      -------       -------        ------           --------
       Total revenue.............................       1,094           477          (187)             1,384
OPERATING EXPENSES
  Cost of revenues...............................         637           122           (58)(h)            701
  Research and development.......................       3,426         1,143            --              4,569
  Amortization...................................         169            --           707(k)             876
  Selling, general, and administrative
     expenses....................................       3,550         2,866          (118)(i)          6,298
                                                      -------       -------        ------           --------
       Total operating expenses..................       7,782         4,131           531             12,444
                                                      -------       -------        ------           --------
OPERATING LOSS...................................      (6,688)       (3,654)         (718)           (11,060)
                                                      -------       -------        ------           --------
OTHER INCOME (EXPENSE)
  Interest expense -- related party..............        (155)           --            --               (155)
  Interest expense...............................         (80)          (38)           16(j)            (102)
  Interest income -- related party...............          63            --            --                 63
  Interest income................................          10            16           (16)(j)             10
  Realized gain on available for sale security...          --           331          (331)(l)             --
  Other income, net..............................         239           247            --                486
                                                      -------       -------        ------           --------
       Total other income (expense)..............          77           556          (331)               302
                                                      -------       -------        ------           --------
LOSS BEFORE INCOME TAXES.........................      (6,611)       (3,098)       (1,049)           (10,758)
INCOME TAXES.....................................          --            --            --                 --
                                                      -------       -------        ------           --------
NET LOSS.........................................      (6,611)       (3,098)       (1,049)           (10,758)
                                                      =======       =======        ======           ========
BASIC AND DILUTED NET LOSS PER SHARE.............     $ (0.24)      $ (0.55)                        $  (0.36)
                                                      =======       =======                         ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.......      27,869         5,653                           30,069
                                                      =======       =======                         ========

NOTES TO THE UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED BALANCE SHEET

     The following represents the components of the purchase price of AccuMed for financial accounting purposes (in thousands):

     Fair value of 3,760,742 shares of Ampersand common
      stock exchanged for outstanding AccuMed common
      stock.................................................    $6,243
     Fair value of 572,485 shares of Ampersand Series A
      Convertible Preferred Stock exchanged for outstanding
      AccuMed Series A Convertible Preferred Stock..........       415
     Fair value of stock options exchanged:
       Vested options.......................................       884
       Unvested options.....................................         1
     Fair value of warrants exchanged.......................     1,739
     Estimated direct acquisition costs to be incurred by
      Ampersand.............................................       200
                                                                ------
       Total purchase price.................................    $9,482
                                                                ======

     The fair value of the common stock issued in the merger of $1.66 per share was based on the average market value of Ampersand common stock during the period commencing three days before and ending three days after the announcement date of the acquisition. The fair value of stock options exchanged was determined on a grant-by-grant basis using the Black-Scholes model and the following assumptions:

     - stock price of $1.66;

     - volatility of 216%;

     - dividend rate of zero;

     - risk-free rate of return ranging from 5.0% to 6.0% depending on the date of the grant; and

     - expected life ranging from .08 to 8.83 years depending on the vesting status.

     The total number of shares pertaining to stock options assumed to be exchanged was 550,269, of which 441,178 were vested and 109,091 were unvested. The intrinsic value of the unvested employee stock options is recorded in the purchase accounting as deferred compensation to be amortized over the remaining vesting period. The fair value of warrants exchanged pertaining to 1,128,197 shares was determined using the Black-Scholes model and the following assumptions:

     - stock price of $1.66;

     - volatility of 216%;

     - dividend rate of zero;

     - risk-free rate of return ranging from 5.0% to 6.0% depending on the date of the grant; and

     - expected life equal to the remaining contractual term of each warrant.

     The following represents the preliminary allocation of the total purchase price to the estimated fair values of acquired assets and liabilities of AccuMed at March 31, 2001 and is for illustrative purposes only. For purposes of this pro-forma presentation the excess of the purchase price over the historical book value of net assets acquired has been allocated to license, patents and technology. Upon consummation of the merger, the fair value of the acquired licenses, patents and technology will be determined for purposes of the actual allocation. Assuming the transaction occurred on March 31, 2001, the purchase accounting allocation would have been as follows (in thousands):

Historical book value of net assets acquired................    $1,960
Historical deferred revenue of AccuMed included in the net
  assets acquired above, excluded from purchase price.......       500
                                                                ------
                                                                 2,460
License, patents and technology.............................     7,071
Liability for acquisition costs incurred by AccuMed.........       (50)
Deferred compensation.......................................         1
                                                                ------
          Total purchase price..............................    $9,482
                                                                ======

     The purchase accounting allocation summarized above is reflected in the following pro forma adjustments to the unaudited pro forma condensed consolidated balance sheet at March 31, 2001:

     a. To record Ampersand's investment in AccuMed equal to the total purchase price summarized above (including the $200 of direct acquisition costs incurred by Ampersand) and to record as license, patents and technology the excess of the total purchase price over the fair value of the net assets acquired resulting from the purchase accounting for AccuMed. The amounts allocated to license, patents and technology will be amortized over 10 years.

     b. To eliminate the note payable of AccuMed to Ampersand.

     c. To eliminate the accrued interest on the note payable of AccuMed to Ampersand.

     d. To remove license fees and royalties paid to AccuMed by Ampersand recorded by Ampersand and related deferred revenue as recorded by AccuMed.

     e. To remove AccuMed's investment in Ampersand common stock.

NOTES TO UNAUDITED PRO-FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

     f. To eliminate AccuMed sales to Ampersand.

     g. To eliminate license fees and royalties recognized by AccuMed from a license agreement between AccuMed and Ampersand.

     h. To eliminate AccuMed's cost of goods sold related to sales between the companies.

     i. To eliminate license fees and royalties as recorded by Ampersand from a license agreement between AccuMed and Ampersand.

     j. To eliminate interest income and interest expense on notes payable by AccuMed to Ampersand.

     k. To reflect amortization of the license, patents and technology of Ampersand recorded in the purchase accounting for the merger, based on an expected useful life of 10 years.

     l. To eliminate AccuMed's realized gain on available for sale security from the sale of Ampersand common stock.

                                USE OF PROCEEDS

     All of the shares of common stock offered pursuant to this prospectus are being offered by the stockholders listed under Selling Stockholders. We will not receive any of the proceeds from the sales of the shares of common stock. We will receive the exercise price of the common stock purchase warrants if and when they are exercised up to an aggregate of approximately $2,970,500 if all common stock purchase warrants are exercised. We intend to use any proceeds from the exercise of the common stock purchase warrants for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

     The following table sets forth with respect to the selling stockholders (i) the number and percentage of shares of common stock beneficially owned as of July 12, 2001, (ii) the maximum number of shares of common stock which may be sold pursuant to this prospectus and (iii) the number and percentage of shares of common stock which will be beneficially owned after sales pursuant to this prospectus, assuming the sale of all shares of common stock set forth in (ii) above:

                                                       NUMBER OF      PERCENT OF
                                                       SHARES OF      SHARES OF                   NUMBER OF      PERCENT OF
                                                         COMMON         COMMON                    SHARES OF      SHARES OF
                                                         STOCK          STOCK                       COMMON         COMMON
                                                      BENEFICIALLY   BENEFICIALLY   NUMBER OF       STOCK          STOCK
                                                         OWNED          OWNED       SHARES OF    BENEFICIALLY   BENEFICIALLY
                                                         AS OF          AS OF         COMMON        OWNED          OWNED
                                                        JULY 12,       JULY 12,       STOCK       AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                               2001           2001        OFFERED      OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ----------   ------------   ------------
Peter P. Gombrich, Chairman of the Board, Chief
  Executive Officer, and director(1)................   5,726,173         18.7%      3,303,925      144,333             *
Seaside Partners L.P.(2)............................   4,207,500         13.8%      4,207,500            0             *
Alexander M. Milley, director(3)....................   5,754,391         17.3%        406,486       70,000             *
Cadmus Corporation(4)...............................   1,494,667          4.9%      1,416,786       77,881             *
Milley Management(5)................................     503,333          1.6%        503,333            0             *
Azimuth Corporation(6)..............................   3,131,250          9.4%      3,131,250            0             *
Leonard R. Prange, President, COO/CFO, and
  Secretary(7)......................................   1,133,355          3.7%        696,688      436,667          1.42%
Robert C. Shaw, director(8).........................     570,417          1.9%        500,417       70,000             *
John Abeles, M.D., director(9)......................     261,616            *           7,616       75,000             *
Denis M. O'Donnell, M.D., director(10)..............     854,901          2.7%        784,901            0             *
William J. Ritger(11)...............................   1,965,474          6.3%      1,883,674       11,800             *
Suzanne Musikantow Gombrich(12).....................   2,277,915          7.4%        838,434            0             *
Suzanne Musikantow Gombrich, as Trustee of The EAG
  Trust dated 10/23/98(13)..........................     479,827          1.6%        479,827            0             *
Suzanne Musikantow Gombrich, as Trustee of The CMC
  Trust dated 10/23/98(13)..........................     479,827          1.6%        479,827            0             *
Suzanne Musikantow Gombrich, as Trustee of The MGD
  Trust dated 10/23/98(13)..........................     479,827          1.6%        479,827            0             *
Theodore L. Koenig(14)..............................     729,141          2.4%        709,141            0             *
Theodore L. Koenig, as Trustee of The MSD Trust
  dated 12/19/94(13)................................     410,555          1.3%        410,555            0             *
Monroe Investments, Inc.(13)........................     298,586            *         298,586            0             *
AccuMed International, Inc.(15).....................     192,088            *         192,088            0             *
Robert M. Adrian(16)................................      75,758            *          75,758            0             *
Kimberly Allen(16)..................................      22,727            *          22,727            0             *
Aspira Capital Management, L.P. (17)................      66,667            *          66,667            0             *
Banca Del Gottardo (17).............................     433,333          1.4%        433,333            0             *
Ralph M. Baruch and Jean V. Baruch Trustees U/A
  Dated 1/26/96 Ralph & Jean Baruch Revocable
  Trust(16).........................................     303,030          1.0%        303,030            0             *
Bathgate McColley Capital Group, LLC(18)............     295,750            *         295,750            0             *
Mary Lou Berry(16)..................................     303,030          1.0%        303,030            0             *
Bentell AS(17)......................................      50,000            *          50,000            0             *
Frank Blatz(17).....................................      25,000            *          25,000            0             *
Gregory A. Booth(19)................................     158,125            *         158,125            0             *
Kevin G. Boyle(20)..................................     100,000            *         100,000            0             *
Brady Retirement Fund, L.P.(20).....................     130,000            *         130,000            0             *
James F. Brennan(16)................................     651,515          2.1%        651,515            0             *
Joseph Brennan(16)..................................     151,515            *         151,515            0             *
John H. Burlingame(17)..............................      15,000            *          15,000            0             *
David Cathcart(17)..................................      15,000            *          15,000            0             *
Cat Invest IAS(20)..................................     206,500            *         206,500            0             *
Robert Cecchini(19).................................     131,771            *         131,771            0             *
Robert L. Cerasia(20)...............................      50,000            *          50,000            0             *
CHAOS AS(20)........................................     170,000            *         170,000            0             *
Torrey L. Conrad(16)................................      30,303            *          30,303            0             *

                                                       NUMBER OF      PERCENT OF
                                                       SHARES OF      SHARES OF                   NUMBER OF      PERCENT OF
                                                         COMMON         COMMON                    SHARES OF      SHARES OF
                                                         STOCK          STOCK                       COMMON         COMMON
                                                      BENEFICIALLY   BENEFICIALLY   NUMBER OF       STOCK          STOCK
                                                         OWNED          OWNED       SHARES OF    BENEFICIALLY   BENEFICIALLY
                                                         AS OF          AS OF         COMMON        OWNED          OWNED
                                                        JULY 12,       JULY 12,       STOCK       AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                               2001           2001        OFFERED      OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ----------   ------------   ------------
Thomas F. Curnin(17)................................      35,000            *          35,000            0             *
David G. Daleiden(16)...............................     200,000            *         200,000            0             *
James Daubach Trustee for The Andrew Daubach
  Trust(16).........................................     375,000          1.2%        375,000            0             *
Bruce De Schryver(17)...............................      20,000            *          20,000            0             *
Edwin J. Dettling(16)...............................     303,030          1.0%        303,030            0             *
Richard D. Doermer(21)..............................     762,019          2.5%        762,019            0             *
Gary C. Evans(22)...................................     209,091            *         209,091            0             *
Bruce J. Fogel(20)..................................     100,000            *         100,000            0             *
Mark J. Gallagher & Paula J. Gallagher(16)..........     151,515            *         151,515            0             *
Geary Partner, L.P.(20).............................     660,000          2.1%        660,000            0             *
Jacqueline Gombrich(13).............................     125,000            *         125,000            0             *
George I. Gorodeski & Shafrira S. Gorodeski(23).....      91,000            *          91,000            0             *
Kurt Kregus(16).....................................     151,515            *         151,515            0             *
Dennis A. Gross trustee U/A Dated 12/22/95 Griffin-
  Daleiden Irrevocable Trust(16)....................      50,000            *          50,000            0             *
Howard A. Hackett(19)...............................     227,493            *         227,493            0             *
Kathleen B. Hanley(19)..............................      34,832            *          34,832            0             *
John P. Harkrader Executor for the Estate of Evelyn
  J. Busch(17)......................................      15,000            *          15,000            0             *
Arthur F. Hebard(17)................................      30,000            *          30,000            0             *
Walter Herbst, as Trustee of the Sandra Herbst Trust
  dated 8/18/94(13).................................     597,171          2.0%        597,171            0             *
Hess Investments(17)................................      33,333            *          33,333            0             *
Mark Hess(17).......................................      33,333            *          33,333            0             *
Holleb and Coff(24).................................     250,000            *         250,000            0             *
Fred R. Huettig(17).................................      20,000            *          20,000            0             *
John P. Ike(17).....................................      35,000            *          35,000            0             *
John C. Iverson Family Limited Partnership(20)......     250,000            *         250,000            0             *
David Kenkel & Stefanie Kenkel(17)..................      33,333            *          33,333            0             *
Thad T. Konopnicki & Audrey E. Vaughn(16)...........      45,000            *          45,000            0             *
Jon B. Kruljac & Teri E. Kruljac(25)................     311,313            *         131,313            0             *
John A. Lamb(26)....................................      58,333            *          16,667            0             *
John A. Lamb -- IRA(27).............................      41,666            *          41,666            0             *
William A. Lamb -- IRA(28)..........................      83,333            *          83,333            0             *
Norbert Langley(17).................................      33,333            *          33,333            0             *
The League Corporation(16)..........................      75,758            *          75,758            0             *
Lucas Capital Management(17)........................      20,000            *          20,000            0             *
Kevin F. Flynn Non Exempt Trust dated June
  1992(17)..........................................     166,667            *         166,667            0             *
Wayne Maggio & Maria Maggio(16).....................      75,758            *          75,758            0             *
James J. Maguire(17)................................      20,000            *          20,000            0             *
Robert L. Malatesta(17).............................      15,000            *          15,000            0             *
Thomas J. McCabe(17)................................      16,667            *          16,667            0             *
Thomas J. McCabe(20)................................      80,000            *          80,000            0             *
Robert McCoulough(20)...............................      50,000            *          50,000            0             *
Jennifer Meltzer(16)................................     151,515            *         151,515            0             *
Mark K. Menzel(16)..................................      60,606            *          60,606            0             *
M K Global Technology Partners, L.P.(17)............      33,333            *          33,333            0             *
Monarch Consulting(29)..............................     180,000            *         180,000            0             *
Monsun AS(30).......................................   1,000,000          3.3%      1,000,000            0             *
Steven J. Morris(20)................................     100,000            *         100,000            0             *
Michael A. Mulshine(31).............................     125,000            *         125,000            0             *
Christopher Neary(17)...............................      33,333            *          33,333            0             *
NeoMed Innovation III, L.P.(20).....................   2,164,000          6.6%      2,164,000            0             *
Paul Papi(32).......................................      93,939            *          93,939            0             *

                                                       NUMBER OF      PERCENT OF
                                                       SHARES OF      SHARES OF                   NUMBER OF      PERCENT OF
                                                         COMMON         COMMON                    SHARES OF      SHARES OF
                                                         STOCK          STOCK                       COMMON         COMMON
                                                      BENEFICIALLY   BENEFICIALLY   NUMBER OF       STOCK          STOCK
                                                         OWNED          OWNED       SHARES OF    BENEFICIALLY   BENEFICIALLY
                                                         AS OF          AS OF         COMMON        OWNED          OWNED
                                                        JULY 12,       JULY 12,       STOCK       AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                               2001           2001        OFFERED      OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ----------   ------------   ------------
Bruce K. Patterson(33)..............................     250,000            *         250,000            0             *
Fred H. Pearson(34).................................     221,616            *         221,616            0             *
B. Michael Pisani(16)...............................     160,000            *         160,000            0             *
Presidio Partners, L.P.(20).........................   1,210,000          3.8%      1,210,000            0             *
Prospektiva SA(35)..................................     780,550          2.5%        780,550            0             *
Jeff Purcell(16)....................................     151,515            *         151,515            0             *
Jonathan D. Rahn(17)................................      15,000            *          15,000            0             *
The Research Works(36)..............................      70,000            *          70,000            0             *
George Resta(17)....................................      33,333            *          33,333            0             *
Bernard B. Rinella(16)..............................     250,000            *         250,000            0             *
Richard Rinella Trustee for the Richard Rinella
  Trust(16).........................................      75,000            *          75,000            0             *
John Rutzel(17).....................................      15,000            *          15,000            0             *
Louis Scher(17).....................................      15,000            *          15,000            0             *
Virginia Schmidt(17)................................      30,000            *          30,000            0             *
Margret Selig(17)...................................      20,000            *          20,000            0             *
Arthur A. Sharples(17)..............................     100,000            *         100,000            0             *
Janis Smythe(17)....................................      15,000            *          15,000            0             *
Michael Song(16)....................................      50,000            *          50,000            0             *
Dennis J. Stack(20).................................      25,000            *          25,000            0             *
Georgie W. Stanley(17)..............................      50,000            *          50,000            0             *
Michael C. Stanley(37)..............................     170,000            *          50,000            0             *
Michael C. Stanley Trustee for the Georgie Stanley
  II Trust(17)......................................      40,000            *          40,000            0             *
Michael C. Stanley Trustee for the Benjamin A.
  Stanley Trust(17).................................      40,000            *          40,000            0             *
Michael C. Stanley Trustee for the Michael Bredt
  Stanley Trust(17).................................      40,000            *          40,000            0             *
Andrew K. Strange(19)...............................       6,750            *           6,750            0             *
Michael Studer(20)..................................      50,000            *          50,000            0             *
Jeremy Taylor(17)...................................      35,000            *          35,000            0             *
James R. Tobin(17)..................................      15,000            *          15,000            0             *
Trinity Capital AS(20)..............................     114,944            *         114,944            0             *
Frank Gerardi Trustee, Univest Management E P S
  P(38).............................................     325,148            *         325,148            0             *
James A. Urner(17)..................................      15,000            *          15,000            0             *
Violina AS(20)......................................     206,500            *         206,500            0             *
Anita Von Dreusche(17)..............................      30,000            *          30,000            0             *
Karen A. Von Dreusche...............................      30,000            *          30,000            0             *
Trond E. Wennberg(20)...............................      57,480            *          57,480            0             *
James R. Willing(16)................................     151,515            *         151,515            0             *
Winchester National, Inc.(39).......................     148,655            *         148,655            0             *
D. Craig Wright(19).................................     263,667            *         263,667            0             *
Richard Yetman(17)..................................      20,000            *          20,000            0             *
Robert Zelinka(20)..................................      25,000            *          25,000            0             *
Rona Zelinka(20)....................................      25,000            *          25,000            0             *

---------------

  + With respect to shares and percent of shares beneficially owned after the offering, we assumed that the selling stockholders will sell all of the shares of common stock offered by the prospectus. We cannot assure you that the selling stockholders will sell all or any of their shares.

  *  Represents less than 1% of the outstanding shares of Common Stock.

 (1) Includes: (i) 3,927,595 shares issued as a result of the merger of InPath, LLC and Bell National Corporation in December 1998; (ii) 838,434 shares owned by Mr. Gombrich's wife;

     (iii) 479,827 shares owned by The EAG Trust, 479,827 shares owned by The CMC Trust, and 479,827 shares owned by The MDG Trust, for each of which Mrs. Gombrich serves as sole Trustee; and (iv) 73,333 shares underlying options exercisable by Mr. Gombrich within sixty days. Mr. Gombrich disclaims beneficial ownership of the shares held by his wife and the Trusts for which she serves as Trustee.

 (2) Includes: (i) 2,674,167 shares received as a result of the conversion during 2000 of the principal and accrued interest related to a 6% Convertible Promissory Note purchased in a private offering in March 1999;
     (ii) 200,000 shares purchased in a 1999 private offering; and (iii) 1,333,333 shares purchased in a 2000 private offering.

 (3) Includes: (i) 503,333 shares received by Milley Management, Inc., of which Mr. Milley is the sole director and executive officer, in a Claims Settlement Agreement in December 1998; (ii) 1,494,667 shares (including 606,786 shares purchased in private transaction in November and December 1998 and 810,000 shares received in a Claims Settlement Agreement in December 1998) owned by Cadmus Corporation, of which Mr. Milley is a director and executive officer; (iii) 506,250 shares (including 250,000 purchased in a 1999 private offering and 256,250 shares received as the result of the conversion of a note and related accrued interest during
     2000), 500,000 shares underlying a note held by Azimuth Corporation and convertible within sixty days, and 2,125,000 shares issuable to Azimuth underlying warrants exercisable within sixty days, of which Mr. Milley is a director and executive officer; (iv) 148,655 shares owned by Winchester National, Inc. of which Mr. Milley is a director; (v) 406,486 shares acquired in a private transaction in 1989; and (vi) 70,000 shares underlying options exercisable by Mr. Milley within sixty days.

 (4) Includes: (i) 606,786 shares purchase in private transactions in November and December 1998; and (ii) 600,000 and 210,000 shares received in a Claims Settlement Agreement in December 1998.

 (5) Includes 503,333 shares received in a Claims Settlement Agreement in December 1998.

 (6) Includes: (i) 250,000 shares purchased in a 1999 private offering; (ii) 256,250 shares received as the result of the February 2000 conversion of a promissory note and related accrued interest; (iii) 500,000 shares underlying a convertible promissory note due in September 2001; and (iv) 2,125,000 shares underlying warrants exercisable within sixty days.

 (7) Includes: (i) 300,000 shares received as a result of the merger of InPath, LLC and Bell National Corporation in December 1998; (ii) 396,688 shares received as the result of the conversion during 2000 of the principal and accrued interest related to a 6% Convertible Promissory Note purchased in a private offering in May 1999; and (iii) 436,667 shares underlying options exercisable within sixty days.

 (8) Includes: (i) 463,333 shares received in a Claims Settlement Agreement in December 1998; (ii) 37,084 shares acquired in a private transaction in 1989; and (iii) 70,000 shares underlying stock options, which are exercisable within sixty days.

 (9) Includes: (i) 186,616 shares received by Northlea Partners, Ltd. as the result of the merger of InPath, LLC and Bell National Corporation in December 1998; and (ii) 70,000 shares underlying stock options exercisable by Northlea Partners, Ltd. within sixty days. Dr. Abeles disclaims beneficial ownership of all shares except 2,616 shares, which are attributable to his 1% interest in Northlea as general partner.

(10) Includes: (i) 784,901 shares underlying warrants exercisable within sixty days; and (ii) 70,000 shares underlying stock options exercisable within sixty days.

(11) Includes: (i) 465,697 shares issued as a result of the merger of InPath, LLC and Bell National Corporation in December 1998; (ii) 653,030 shares purchased in a private offering during 1999; (iii) 233,333 shares purchased in a private offering during 2000; (iv) 531,614 shares underlying a warrant issued as compensation for services performed during 2000; and (v) 70,000 shares owned by The Research Works, which is controlled by Mr. Ritger.

(12) Includes: (i) 838,434 shares received as the result of the conversion of the principal and accrued interest related to 6% Convertible Promissory Notes purchased in a private offering during 1999; and

     (ii) 479,827 shares owned by The EAG Trust, 479,827 shares owned by the CMC Trust, and 479,827 shares owned by The MDG Trust, for which Mrs. Gombrich serves as trustee. Mrs. Gombrich disclaims beneficial ownership of all shares owned by the trusts.

(13) Represents shares received as the result of the merger of InPath, LLC and Bell National Corporation in December 1998.

(14) Includes: (i) 410,555 shares owned by the MSD Trust for which Mr. Koenig serves as Trustee; (ii) 298,586 shares owned by Monroe Investments, Inc.; and (iii) 20,000 shares underlying options exercisable by Mr. Koenig within sixty days.

(15) Includes: (i) 63,517 shares received as the result of the merger of InPath, LLC and Bell National Corporation in December 1998; and (ii) 128,571 shares received during 2000 as advanced royalty payments under an Amendment to a Patent and Technology License Agreement.

(16) Represents shares purchased in a private offering during 1999.

(17) Represents shares purchased in a private offering during 2000.

(18) Includes: (i) 68,250 shares issued to Bathgate or its designees as compensation for services rendered during 2001; and (ii) 227,500 shares underlying warrants issued to Bathgate designees as compensation for services during 2001.

(19) Represents shares received as a result of the conversion of the principal and accrued interest related to 6% Convertible Promissory Notes purchased in a private offering during 1999.

(20) Includes 1,664,000 shares underlying Series B Convertible Preferred Stock purchased in a private offering during 2001.

(21) Includes: (i) 350,000 purchased in a private offering during 1999; (ii) 25,000 received as compensation for services rendered during 1999; and
     (iii) 387,019 shares underlying warrant exercisable within sixty days received as compensation for services performed during 1999.

(22) Includes: (i) 75,758 shares purchased in a private offering during 1999;
     (ii) 33,333 shares purchased in a private offering during 2000; and (iii) 100,000 shares underlying 25,000 shares of Series B Convertible Preferred Stock purchased in a private offering during 2001.

(23) Includes: (i) 76,000 shares received as the result of the exercise of a warrant received for services performed during 1999; and (ii) 10,000 shares purchased in a private offering during 2000.

(24) Represents 250,000 shares underlying a warrant received as compensation for services during 1999 and exercisable within sixty days.

(25) Includes: (i) 131,313 shares received as a result of the conversion of the principal and accrued interest related to a 6% Convertible Promissory Note purchase in a private offering during 1999; and (ii) 180,000 shares underlying warrants issued to Monarch Consulting, which is controlled by Mr. Kruljac, for services performed in 2001.

(26) Includes: (i) 16,667 shares purchased in a private offering during 2000; and (ii) 41,666 shares owned by the John Lamb -- IRA.

(27) Includes: (i) 16,666 shares purchase in a private offering during 2000; and
     (ii) 25,000 underlying 6,250 shares of Series B Convertible Preferred Stock purchased in a private offering during 2001.

(28) Includes: (i) 33,333 shares purchased in a private offering during 2000; and (ii) 50,000 shares underlying 12,500 shares of Series B Convertible Preferred Stock purchase in a private offering during 2001.

(29) Represents 180,000 shares underlying warrants issued for services performed during 2001.

(30) Includes: (i) 500,000 shares underlying a Convertible Promissory Note issued during 2000, which is convertible within sixty days; and (ii) 500,000 shares underlying 125,000 shares of Series B Convertible Preferred Stock purchased in a private offering during 2001.

(31) Includes: (i) 66,667 shares purchased in a private offering during 2000; and (ii) 58,333 shares underlying a warrant issued for services performed in 2000 and 2001.

(32) Includes: (i) includes 60,606 shares purchase in a private offering during 1999; and (ii) 33,333 shares purchase in a private offering during 2000.

(33) Represents shares underlying warrants issued or issuable as license fees under a License and Technology Agreement entered into during 2000.

(34) Includes: (i) 186,616 shares received as the result of the merger of InPath, LLC and Bell National Corporation in December 1998; and (ii) 35,000 shares purchased in a private offering during 1999.

(35) Includes: (i) 98,333 shares received as compensation for services during 2000; (ii) 48,333 shares underlying a warrant issued for services performed during 2000; (iii) 225,542 shares received as compensation for services performed during 2001; (iv) 116,400 shares issuable as compensation for services performed during 2001; and (v) 291,942 shares underlying warrants issued for services performed during 2001.

(36) Represents shares received upon the exercise of a warrant received for services performed during 1999.

(37) Includes: (i) 50,000 shares purchased in a private offering during 2000; and (ii) 40,000 shares owned by The Georgie Stanley II Trust, 40,000 shares owned by The Benjamin A. Stanley Trust, and 40,000 shares owned by The Michael Bredt Stanley Trust for each of which Mr. Stanley serves as Trustee.

(38) Includes: (i) 175,148 shares received as the result of the conversion of the principal and accrued interest related to a 6% Convertible Promissory Note purchased in a private offering during 1999; (ii) 100,000 shares underlying a warrant issued for services performed during 2000 and 2001;
     (iii) 50,000 shares underlying shares of Series B Convertible Preferred Stock purchased in a private offering during 2001; (iv) 80,500 shares received as compensation for services performed during 2001; and (v) 80,500 shares underlying a warrant issued for services performed during 2001.

(39) Represents shares acquired in a private transaction in 1989.

For purposes of this table, a person is deemed to have beneficial ownership of any shares of common stock which such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any security which such person has the right to acquire from us within 60 days after the date of this prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On September 1, 1998, we issued a note payable in the amount of $175,000 to Mr. Peter P. Gombrich, our Chairman and Chief Executive Officer, in payment for funds advanced by Mr. Gombrich. The note was due September 1, 2003 and interest was payable at each anniversary date at the rate of 8% per annum. Principal payments in the amount of $26,000, $130,000 and 19,000 were made during 2000, 1999 and 1998, respectively, to repay the entire note.

     In January 1999, our board of directors authorized the raising of up to $1,500,000 in debt or new equity to provide funding for current operations. Subsequently, on various dates between March 1, 1999 and June 29, 1999, we issued a series of interest-bearing 6% convertible promissory notes totaling $969,600, including a note in the amount of $500,000 issued to Seaside Partners, L.P., a hedge fund and a significant shareholder. Seaside Partners, L.P. receives investment management services from Seaside Advisors, L.L.C., of which Dr. Denis M. O'Donnell, a director, is a member and manager. We also issued a note in the amount of $75,000 to Leonard R. Prange, our President, Chief Operating Officer and Chief Financial Officer, in exchange for cash. The maturity date of these notes was January 28, 2000, subject to extension by us to June 30, 2000. We extended the maturity date of the notes to June 30, 2000. The notes and accrued interest due thereon were automatically converted into shares of our common stock on April 28, 2000.

     On December 10, 1999, we borrowed $50,000 from Azimuth Corporation, a company controlled by Alexander M. Milley, a director and significant shareholder. The note evidencing this loan bore interest at the rate of 12% per annum and the principal along with accrued interest was convertible into our common stock at a conversion price of $0.20 per share. On February 22, 2000, Azimuth Corporation exercised its right to convert the principal amount of the note plus accrued interest due thereon in the amount of $1,250 into 256,250 shares of our common stock.

     On January 6, 2000 and April 28, 2000, we sold 200,000 shares and 1,333,333 shares, respectively, of our common stock to Seaside Partners, L.P. in a private offering. The shares were sold to Seaside Partners, L.P. under the same terms and conditions as those of the other participants in the private offering, including the purchase prices of $0.33 per share and $1.50 per share, respectively. Dr. O'Donnell, our director, is a member and manager of Seaside Advisors, L.L.C., which provides investment management services to Seaside Partners, L.P.

     On May 24, 2000, we granted Dr. O'Donnell, our director, warrants to purchase 155,455 and 629,446 shares of our common stock, exercisable at $.01 per share. The warrant to purchase 155,455 shares issued to Dr. O'Donnell was compensation for finders services performed in 1999 on the private offering of 6% convertible promissory notes due in 2000 and a private offering of common stock in late 1999 at $0.33 per share. Both offerings were sold at prices representing small discounts to the market price of our common stock at the time of the offerings. The warrant to purchase 629,446 shares issued to Dr. O'Donnell was compensation for finders services performed in 2000 in a private offering of common stock at a price of $1.50 per share, an approximate 20% discount to the market price of the common stock when the offering was priced. The warrants expire five years from the date of the grant. Dr. O'Donnell elected to take all of the compensation due to him for finders services in the form of warrants rather than cash or shares of common stock. We also recorded an estimated accrual of $50,000 in 1999 to cover out-of-pocket expenses, reimbursable to Dr. O'Donnell upon submission of detailed expense bills.

     On April 28, 2000, we received a Promissory Note in the amount of $2,000,000 evidencing the purchase price paid by Seaside Partners, L.P. for the 1,333,333 shares of common stock referred to in the prior paragraph. That Note bears interest at the rate of 8% per annum and the original due date was July 28, 2000. We agreed to extend the due date of that Note until November 30, 2000. Seaside has made principal payments of $1,550,000 under the Note. The Note is currently in default and we are negotiating revised terms with Seaside Partners, L.P., including a new due date and penalties for the default. As of March 31, 2001, an additional $72,000 was due from Seaside Partners, L.P., representing accrued interest on the Note to that date.

     On September 22, 2000, we issued a Convertible Promissory Note, with a term of one year, to Azimuth Corporation in exchange for $500,000 in cash. That Note bore interest at the rate of 15% per annum and is convertible into our common stock at a conversion price of $1.00 per share after February 22, 2001. The conversion price was less than the market price of our common stock at the date of issuance of the Note. Therefore, the holder is considered to have a beneficial conversion feature. We determined the value of this beneficial conversion feature to be $125,000. This value was recorded as a reduction to the debt and is being amortized as additional interest expense over the life of the Note. The majority of the proceeds of the Note were used to make a loan to AccuMed in accordance with the terms of an agreement under which AccuMed will merge into our subsidiary. Mr. Milley, our director, is a director and executive officer of Azimuth Corporation.

     On December 4, 2000, we issued a Promissory Note, with a maturity date of December 31, 2000, to Azimuth Corporation, in exchange for $200,000 in cash. That Note bore interest at the rate of 12% per annum. As additional consideration, we granted Azimuth Corporation a warrant to purchase 50,000 shares of common stock at an exercise price of $0.937 per share, the approximate market price of our common stock on the date the warrant was granted. That warrant expires five years from the date of grant. We repaid the Note and accrued interest on February 20, 2001. In that the Note was not repaid when due, we were obligated by the terms of the Note to grant Azimuth Corporation a warrant to purchase an additional

25,000 shares of our common stock at an exercise price of $0.01 per share, representing a two month late payment penalty. The proceeds of the Note were used for general working capital and to pay license fees.

     On December 11, 2000, we issued a Promissory Note, with a maturity date 180 days from the date of issue, to Azimuth Corporation, in exchange for $100,000 in cash. That Note bore interest at the rate of 12% per annum. As additional consideration, we granted Azimuth Corporation a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $1.25 per share, an approximate 15% premium over the market price of the common stock at the date that the warrant was issued. That warrant expires five years after the date of grant. We repaid the Note and accrued interest on February 20, 2001. The proceeds of the Note were used to repay a convertible promissory note held by AccuMed.

     On February 1, 2001 and February 7, 2001, we issued Promissory Notes to Azimuth Corporation in exchange for $25,000 and $470,000, respectively, in cash. Those Notes bear interest at the rate of 15% per annum. Those Notes are required to be repaid from the proceeds of any new offering of debt or equity undertaken by us subsequent to the dates of the Notes. As additional consideration for the
Note issued on February 7, 2001, we granted Azimuth Corporation a warrant to purchase 1,000,000 shares of our common stock at an exercise price of $0.25 per share, an approximate discount of 83% from the market price of our common stock on the date the warrant was issued. That warrant expires five years after the date of grant. We repaid both Notes and accrued interest on February 20, 2001. The proceeds of the Notes were used to fund a portion of the loan to AccuMed upon the signing of the merger agreement on February 7, 2001.

     We believe that its historical financial position has made it difficult to access standard sources for capital. We have limited assets on which a lender might seek a security interest to provide loans or a line of credit. We have been able to utilize the accounts receivable base of Samba as a means to locally fund the subsidiary. However, no such base exists with us. Since we have no asset base against which to arrange secured loans, it must deal with unsecured lending. The terms and conditions of the convertible promissory note issued in September 2000 to Azimuth Corporation in exchange for $500,000 in cash are identical to two other convertible promissory notes issued to unaffiliated third parties. In transactions in which we have borrowed short-term funds for brief periods of time, such funds were not available to us from any other sources. Accordingly, our board of directors believes that the interest rates and additional consideration paid to Azimuth Corporation for these short-term loans are in accordance with what other companies might be required to pay for such loans were their financial circumstances similar to ours. The terms of each loan were approved by all members of the board, who are not affiliated with Azimuth Corporation.

     We have negotiated similar compensation terms for all individuals, groups, or companies, who provide placement or finders services in private offering of equity or debt. The exercise price of warrants issued as compensation related to finders services has varied depending on the price of the offering. Affiliated parties were treated the same as all other outside parties providing finders services.

                              PLAN OF DISTRIBUTION

     We are registering the common stock on behalf of the selling stockholders. The common stock may be offered and sold by the selling stockholders, or by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by the selling stockholders or by a purchaser of the common stock on whose behalf such broker-dealer may act as agent. Sales and transfers of the common stock may be effected from time to time in one or more transactions, in private or public transactions, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. The selling stockholders may sell any or all of the common stock from time to time in one or more of the following methods:

     - ordinary brokers transactions, which may include long or short sales;

     - transactions involving cross or block trades or otherwise on the Over-the-Counter Bulletin Board;

     - purchases by brokers, dealers or underwriters as principal and resales by such purchasers for their own accounts under this prospectus;

     - "at the market" offerings to or through market makers or into an existing market for the common stock;

     - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

     - through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

     - any combination of the above.

     In addition, the selling stockholders or successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     The selling stockholders and any broker-dealers acting in connection with the sale of the common stock by this prospectus may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of common stock as principals may be underwriting compensation under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

     The selling stockholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions.

     Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that rule rather than under this prospectus.

     We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.

     In order to comply with the securities laws of certain states, if applicable, the selling stockholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling stockholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We will not receive any proceeds from the sale of the common stock covered by this prospectus. We have agreed to pay all of the expenses incident to the registration of the common stock, other than discounts and selling concessions or commissions, if any, and fees and expenses of counsel for the selling stockholders, if any.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We have set forth in this section a description of certain rights and preferences of our Series B convertible preferred stock as well as our other outstanding securities and contractual obligations because we believe they are materially relevant to an investor's understanding of an investment in our shares of common stock.

     Our authorized capital stock consists of 55,000,000 shares, consisting of 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. On July 12, 2001 we had:

     - 30,702,149 shares of common stock issued and outstanding;

     - 1,500,000 shares of Series B convertible preferred stock of which 1,499,856 were issued and outstanding;

     - 5,315,142 warrants that entitle the holders the right to purchase 5,315,142 shares of common stock at prices ranging from $0.01 to $2.50; and

     - $1,500,000 aggregate principal amount convertible promissory notes that entitle the holders to purchase 1,500,000 shares of common stock.

COMMON STOCK

     Each share of our common stock has the same relative rights and is identical in all respects with each other share of common stock.

     Subject to any prior rights of the holders of any preferred stock then outstanding, holders of our common stock are entitled to receive such dividends as are declared by our board of directors out of funds legally available therefor. Full voting rights are vested in the holders of common stock, each share being entitled to one vote, subject to the rights of the holders of any preferred stock then outstanding. Our board of directors may issue authorized shares of common stock without stockholder approval. Subject to any prior rights of the holders of any preferred stock then outstanding, in the event of our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to receive pro rata, any assets distributable to stockholders with respect of shares held by them. Holders of shares of common stock do not have any preemptive rights to subscribe for any additional securities which may be issued by or cumulative voting rights. The outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     Our preferred stock may be issued in one or more series at such time or times and for such consideration as our board of directors may determine. Our board of directors is expressly authorized at any time, and from time to time, to provide for the issuance of preferred stock with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be stated and expressed in the resolution provided for the issuance of the preferred stock. Our board of directors is authorized to designate the series and the number of shares comprising such series, the dividend rate, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights with respect to the shares of such series. The ability of our board of directors to issue preferred stock without stockholder approval could make an acquisition by an unwanted suitor of a controlling interest in us more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of us. Shares of preferred stock redeemed or acquired by us may return to the status of authorized but unissued shares, without designation as to series, and my be reissued by our board of directors.

  SERIES A CONVERTIBLE PREFERRED STOCK

     We are authorized to issue 590,197 shares of Series A convertible preferred stock, of which no shares were outstanding as of July 12, 2001. We intend to issue 572,485 shares to the holders of AccuMed's Series A convertible preferred stock pursuant to the AccuMed merger. Each share of Series A convertible preferred stock has an initial stated value of $4.50 and an initial conversion price of $10.3034. The Series A convertible preferred stock ranks senior to our common stock and on parity with our Series B convertible preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series A convertible preferred stock.

  DIVIDENDS

     Shares of the Series A convertible preferred stock pay no dividends.

  VOTING RIGHTS

     The holders of the Series A convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series A convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series A convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series A convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series A convertible preferred stock then outstanding, we may not repeal, amend or change the Series A convertible preferred stock Certificate of Designation or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series A convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series A convertible preferred stock is $4.50 per share. Upon liquidation, dissolution or winding up of the Company, each holder of the Series A convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series A convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series A convertible preferred stock.

     If the assets available for distribution to the holders of Series A convertible preferred stock and any other security rendering on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series A convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series A convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series A convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We have authorized and will reserve and keep available a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series A convertible preferred stock and dividends payable thereon. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series A convertible preferred stock are redeemable.

  SINKING FUND

     There is no sinking fund for the Series A convertible preferred stock.

  CONVERSION

     Shares of Series A convertible preferred stock are convertible, at any time, at the option of the holder into shares of common stock. Each share of the Series A convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the stated value by the then effective conversion price, which is referred to as the conversion rate.

     If during the three year period beginning March 1, 2001, the then current market price of our common stock equals or exceeds $13.50 per share for any twenty (20) consecutive trading days commencing 45 business days before the date in question, each share of Series A convertible preferred stock then outstanding will, at our option, be deemed automatically converted into that number of shares of common stock into which the Series A convertible preferred stock would then be converted at the then effective conversion rate.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock , (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.

  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series A convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

  Series B Convertible Preferred Stock

     We are authorized to issue 1,500,000 shares of Series B convertible preferred stock, of which 1,499,856 shares were outstanding as of July 12, 2001. We issued those shares in a private placement in February 2001 to persons included among the selling stockholders. Each share of Series B convertible preferred stock has an initial stated value of $4 and an initial conversion price of $1.00. The Series B convertible preferred stock ranks senior to our common stock and on parity with our Series A convertible preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series B convertible preferred stock.

  DIVIDENDS

     Shares of the Series B convertible preferred stock accrue dividends on a quarterly basis at an annual rate of 10% per share payable on the last day of March, June, September and December, commencing March 31, 2001, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior quarterly dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series B convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series B convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series B convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series B convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series B convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series B convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series B convertible preferred stock then outstanding, we may not repeal, amend or change the Series B convertible preferred stock Certificate of Designation or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series B convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series B convertible preferred stock is $4 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of the Company, each holder of the Series B convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series B convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series B convertible preferred stock.

     If the assets available for distribution to the holders of Series B convertible preferred stock and any other security rendering on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series B convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series B convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series B convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We have authorized and will reserve and keep available a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series B convertible preferred stock and dividends payable thereon. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series B convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series B convertible preferred stock.

  CONVERSION

     Shares of Series B convertible preferred stock are convertible, at any time, at the option of the holder, into shares of common stock. Each share of the Series B convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $4.00 stated value per share plus all accrued but unpaid dividends by the then effective conversion price, which is referred to as the conversion rate.

     If the then current market price of our common stock equals or exceeds $4.00 per share for any forty (40) consecutive trading days, each share of Series B convertible preferred stock then outstanding will, at our option, be deemed automatically converted into that number of shares of common stock into which the Series B convertible preferred stock would then be converted at the then effective conversion rate. If for any reason we do not pay any portion of the accrued dividends on the Series B convertible preferred stock being converted, we may pay that portion of unpaid dividends in shares of common stock.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series B convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.

  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series B convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

COMMON STOCK PURCHASE WARRANTS

     As of July 12, 2001, we have issued 5,315,142 common stock purchase warrants, each entitling the holder the right to purchase one share of our common stock. These common stock purchase warrants have exercise prices ranging from $.01 to $2.50. Common stock purchase warrants not exercised by their respective expiration dates will expire.

  Adjustments to Exercise Price

     The exercise price and the number of shares of common stock issuable upon the exercise of the common stock purchase warrants is subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) subdivide shares of our common stock, (B) declare a dividend upon our common stock payable solely in shares of our common stock, (C) reclassify or change our common stock into different securities, or (D) make a distribution on our capital stock other than regular cash dividends.

  Reservation of Shares

     We have authorized and reserved such number of shares of our common stock as will be issuable upon exercise of all outstanding common stock purchase warrants. Upon issuance, these shares of common stock will be duly and validly issued, fully paid and non-assessable, free of all preemptive rights and taxes.

  Voting

     The holders of the common stock purchase warrants have no right to vote on matters submitted to shareholders and have no right to receive dividends.

  Listing

     There is no public trading market for the common stock purchase warrants.

  Fractional Shares

     We will not issue fractional shares of common stock upon exercise of the common stock purchase warrants but rather will pay the holder an amount in cash equal to the fair market value of any fractional interest.

  Registration Rights

     We are obligated to register the common stock into which the common stock purchase warrants are exercisable provided more than one year has elapsed from the issuance of that common stock purchase warrant. If we fail to make a filing with the SEC to register the underlying common stock within 30 days of the holder's request, the holder is entitled to the difference between the exercise price and the average closing price of our common stock during the 30 calendar days immediately following the holder's request to register the common stock purchase warrants.

     In addition to the common stock purchase warrants described above, we issued warrants to Azimuth Corporation, Bathgate McColley Capital Group, LLC and Holleb & Coff for services rendered and in connection with financings. These warrants have the same characteristics as the common stock purchase warrants with respect to reservation of shares, voting, listing and fractional shares. The particular terms of these warrants are as follows:

AZIMUTH COMMON STOCK PURCHASE WARRANT

     On February 7, 2001 we issued a warrant to Azimuth Corporation entitling Azimuth the right to purchase, 1,000,000 shares of our common stock at an exercise price of $0.25 per share, subject to the adjustments described below. The Azimuth warrant expires February 7, 2006.

  Adjustments to Exercise Price

     The exercise price and the number of shares of common stock issuable upon the exercise of the Azimuth warrant are subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) pay a dividend or make a distribution of common stock or (B) subdivide or combine outstanding shares of our common stock;

     - If we issue or sell any shares of our common stock at a price per share less than the exercise price;

     - If we dividend or otherwise issue or sell any securities convertible into our common stock;

     - If we (A) merge or consolidate with another entity, (B) sell, lease or otherwise transfer all or substantially all of our property or assets or
       (C) effect a capital reorganization or recapitalization of our common stock.

BATHGATE WARRANTS

     On February 28, 2001, we issued five warrants pursuant to a warrant agreement with Bathgate McColley Capital Group, LLC, entitling the holders of those warrants the right to purchase an aggregate 227,500 shares of our common stock at an exercise price of $1.20 per share subject to the adjustments described below. The Bathgate warrants expire February 28, 2006.

  Adjustments to Exercise Price

     The exercise price and the number of shares of common stock issuable upon the exercise of the Bathgate warrants are subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) pay a dividend or make a distribution to holders of our common stock, (B) subdivide or combine our outstanding shares of our common stock, or (C) issue by reclassification of our common stock other securities;

     - If we issue rights, options, warrants or convertible securities to all or substantially all holders of our common stock, without charge, entitling them to purchase common stock below the then current market value per share of common stock on the date of issuance;

     - If we distribute to holders of common stock all or substantially all evidences of indebtedness of assets or rights, options, warrants or convertible securities containing the right to purchase our common stock;

     - If we (A) consolidate or merge with another entity, or (B) sell or convey all or substantially all of our property or assets of business. We may not merge or consolidate with another entity unless we make these adjustments.

     No adjustment to the Bathgate warrants will be made due to any dividends or distributions out of earnings or grant or exercise of currently authorized or outstanding options or issuance of shares under our benefit plans.

HOLLEB WARRANT

     On July 15, 1999 we issued a warrant to Holleb & Coff entitling Holleb the right to purchase 250,000 shares of our common stock at an exercise price of $0.33 per share. The Holleb warrant expires July 14, 2009.

CONVERTIBLE PROMISSORY NOTES

     We have issued three convertible promissory notes, one to Azimuth Corporation due September 22, 2001 one to Monsun A/S due November 1, 2001, and one to NeoMed Innovations III, L.P. Each promissory note is for the principal amount of $500,000. If we prepay the promissory notes, the holders, at their option, may elect to convert the promissory note, plus accrued interest, into shares of our common stock at the conversation rate of $1.00 per share. In addition, the number of shares of common stock the promissory notes are convertible into are subject to adjustment from time to time if we (A) subdivide, combine or reclassify our common stock, or (B) exchange our common stock for securities or property of another company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is LaSalle Bank National Association, Chicago, Illinois.

                                 LEGAL MATTERS

     The validity of the shares offered by this prospectus will be passed upon for us by Schiff Hardin & Waite, Chicago, Illinois.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Ampersand Medical Corporation and Subsidiaries appearing in Ampersand Medical Corporation and Subsidiaries' Form 10-K, as amended, for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The report of Ernst & Young LLP covering the December 31, 2000 financial statements contains an explanatory paragraph that states that Ampersand's recurring losses from operations and working capital deficiency raise substantial doubt about Ampersand's ability to continue as a going concern. The consolidated statements do not include any adjustments that might result from the outcome of that uncertainty.

     The consolidated financial statements and schedules of AccuMed International, Inc. and Subsidiary as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG LLP covering the December 31, 2000 consolidated financial statements contains an explanatory paragraph that states that AccuMed's recurring losses from operations and working capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The consolidated statements do not include any adjustments that might result from the outcome of that uncertainty.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file with the SEC in Washington, D.C. or at its regional offices located at:

   Public Reference Room       Midwest Regional Office     New York Regional Office
  450 Fifth Street, N.W.           Citicorp Center           7 World Trade Center
         Room 1024             500 West Madison Street            Suite 1300
  Washington, D.C. 20549             Suite 1400            New York, New York 10048
                               Chicago, Illinois 60661

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically. The address of that site is: http://www.sec.gov.

     Our common stock is listed on the Over-the-Counter Bulletin Board and reports and proxy statements and other information about us can be inspected at the offices of The Nasdaq-Amex Stock Market, Inc., 1735 K Street, N.W., Washington, DC 20006-1500.

     We filed with the SEC a registration statement on Form S-2 under the Securities Act that registers the shares of our common stock offered by this prospectus. This prospectus constitutes a part of the registration statement but does not contain all the information presented in the registration statement and its exhibits. For more information we refer you to the registration statement, including the exhibits.

     The SEC allows us to "incorporate by reference" information we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus.

     This prospectus incorporates by reference our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2001. We are delivering copies of those reports along with this prospectus.

     You may request a copy of the documents incorporated by reference in this prospectus and not delivered with the prospectus at no cost by writing or by telephoning us at the following address:

                         Ampersand Medical Corporation
                            414 North Orleans Street
                                   Suite 510
                            Chicago, Illinois 60610
                                 (312) 222-9550
                          Attention: Leonard R. Prange

     We will not provide exhibits to documents unless they are specifically incorporated by reference. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS

     We are delivering a copy of our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000 and Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2001 with this prospectus. We are also delivering a copy of Accumed's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our charter, bylaws or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS DOES NOT OFFER TO SELL ANY SHARES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE SHOWN ON THE COVER PAGE.

                               37,768,473 SHARES

                         AMPERSAND MEDICAL CORPORATION

                                  COMMON STOCK

                                   PROSPECTUS

                                 July   , 2001

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--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Ampersand in connection with the sale of the common stock being registered. All amounts are estimates except the registration fees.

                                                          AMOUNT TO BE
                                                              PAID
                                                          ------------
SEC Registration Fee...................................      $9,537
Printing...............................................           *
Legal Fees and Expenses................................           *
Accounting Fees and Expenses...........................           *
Blue Sky Fees and Expenses.............................           *
Transfer Agent and Registrar Fees......................           *
Miscellaneous..........................................           *
                                                             ------
          Total........................................      $    *
                                                             ======

---------------
* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees and agents of Ampersand; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     The Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit 3.1, and its By-Laws, a copy of which is attached hereto as
Exhibit 3.2, provide for indemnification of its officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

     The Company's Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to Ampersand or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to Ampersand or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or a stock repurchase or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

     The Company has obtained an insurance policy in the amount of $3,000,000 which (i) provides for the payment by the insurer of all amounts which the Company may legally pay to officers and directors as indemnification, excluding certain fines and penalties which are legally uninsurable, and (ii) insures the Company's officers and directors against certain claims which are not indemnified by the Company.

     Insofar as indemnification by Ampersand for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Ampersand pursuant to the foregoing provisions, Ampersand has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

          2.1            -- Agreement and Plan of Merger by and among AccuMed
                            International, Inc., AccuMed Acquisition Corp. and
                            Ampersand Medical Corporation, dated as of February 7,
                            2001. (Incorporated hereby in reference to Appendix I to
                            Registration Statement No. 333-61666)

          2.2            -- Amendment No. 1, dated May 14, 2001 to the Agreement and
                            Plan of Merger by and among AccuMed International, Inc.,
                            AccuMed Acquisition Corp. and Ampersand Medical
                            Corporation, dated February 7, 2001. (Incorporated hereby
                            in reference to Appendix I to Registration Statement No.
                            333-61666)

          4.1            -- Form of common stock Purchase Warrant, as executed by
                            Bell National Corporation on December 4, 1998 with
                            respect to each of Mr. Gombrich, Theodore L. Koenig,
                            William J. Ritger, Fred H. Pearson, Walter Herbst,
                            AccuMed International, Inc., Northlea Partners Ltd., and
                            Monroe Investments, Inc. (collectively, the "InPath
                            Members"). (Incorporated herein by reference to Exhibit 3
                            of the Schedule 13D filed jointly by the InPath Members
                            on December 14, 1998.)*

          4.2            -- Stockholders Agreement dated December 4, 1998 among the
                            Company, Winchester National, Inc., the InPath Members,
                            and Mr. Milley, Mr. Shaw, Cadmus, and MM I (collectively,
                            the "Claimants"). (Incorporated herein by reference to
                            Exhibit 2 to the Schedule 13D filed jointly by the InPath
                            Members on December 14, 1998.)*

          4.3            -- Form of Common Stock Purchase Warrant issued to Holleb &
                            Coff on July 4, 1999 representing the right to purchase
                            250,000 shares of common stock of the Company in
                            connection with legal services rendered. (Incorporated
                            herein by reference to Exhibit 4.3 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*

          4.4            -- Form of Common Stock Purchase Warrant issued to The
                            Research Works on October 11, 1999 representing the right
                            to purchase 70,000 shares of common stock of the Company
                            in connection with the preparation of an investment
                            research report. (Incorporated herein by reference to
                            Exhibit 4.4 of the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1999.)*

          4.5            -- Form of Common Stock Purchase Warrant issued to Azimuth
                            Corporation on December 10, 1999 representing the right
                            to purchase 50,000 shares of common stock of the Company
                            as additional consideration for a 12% Convertible
                            Promissory Note issued on the same date. (Incorporated
                            herein by reference to Exhibit 4.5 to the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*

          4.6            -- Form of Common Stock Purchase Warrant issued to Richard
                            Doermer on January 3, 2000 representing the right to
                            purchase 96,250 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.6 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

          4.7            -- Form of Common Stock Purchase Warrant issued to Richard
                            Doermer on January 3, 2000 representing the right to
                            purchase 75,759 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.7 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

          4.8            -- Form of Common Stock Purchase Warrant issued to Richard
                            Doermer on January 3, 2000 representing the right to
                            purchase 121,313 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.8 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

          4.9            -- Form of Common Stock Purchase Warrant issued to Richard
                            Doermer on January 3, 2000 representing the right to
                            purchase 94,697 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.9 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

          4.10           -- Form of Common Stock Purchase Warrant issued to William
                            J. Ritger on May 24, 2000 representing the right to
                            purchase 531,614 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.10 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

          4.11           -- Form of Common Stock Purchase Warrant issued to Denis M.
                            O'Donnell on May 24, 2000 representing the right to
                            purchase 784,901 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.11 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

          4.12           -- Form of Common Stock Purchase Warrant issued to
                            Prospektiva, SA on May 23, 2000 representing the right to
                            purchase 48,333 shares of common stock of the Company in
                            connection with financial advisory services rendered.
                            (Incorporated by reference to Exhibit 4.12 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

          4.13           -- Form of Common Stock Purchase Warrant issued to Dr. Bruce
                            Patterson, on September 12, 2000 representing the right
                            to purchase 150,000 shares of common stock of the Company
                            as additional consideration for the achievement of
                            product development milestones under a License and
                            Development Agreement for Specific Medical Technology for
                            the Detection of Oncogenic HPV Virus. (Incorporated by
                            reference to Exhibit 4.13 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

          4.14           -- Form of Common Stock Purchase Warrant issued to Dr. Bruce
                            Patterson, on September 12, 2000 representing the right
                            to purchase 100,000 shares of common stock of the Company
                            as consideration for an Addendum to a License and
                            Development Agreement for Specific Medical Technology for
                            the Detection of Oncogenic HPV Virus. (Incorporated by
                            reference to Exhibit 4.14 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

          4.15           -- Form of Common Stock Purchase Warrant issued to Osprey
                            Partners, on November 22, 2000 representing the right to
                            purchase 100,000 shares of common stock of the Company in
                            connection with financial advisory services to be
                            rendered over twelve months. (Incorporated by reference
                            to Exhibit 4.15 to the Company's Annual Report on Form
                            10-K for the fiscal year ended December 31, 2000.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

          4.16           -- Form of Common Stock Purchase Warrant issued to Univest
                            Management, Inc. on November 22, 2000 representing the
                            right to purchase 100,000 shares of common stock of the
                            Company in connection with financial advisory services to
                            be rendered over twelve months. (Incorporated by
                            reference to Exhibit 4.16 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

          4.17           -- Form of Common Stock Purchase Warrant issued to Azimuth
                            Corporation on December 1, 2000 representing the right to
                            purchase 50,000 shares of common stock of the Company as
                            additional consideration for a 12% Promissory Note issued
                            on December 4, 2000. (Incorporated by reference to
                            Exhibit 4.17 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*

          4.18           -- Form of Common Stock Purchase Warrant issued to Azimuth
                            Corporation on December 8, 2000 representing the right to
                            purchase 1,000,000 shares of common stock of the Company
                            as additional consideration for a 15% Promissory Note
                            issued on December 11, 2000 in connection with the
                            proposed acquisition of AccuMed International, Inc. by
                            the Company. (Incorporated by reference to Exhibit 4.18
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*

          4.19           -- Form of Common Stock Purchase Warrant issued to Azimuth
                            Corporation on February 7, 2001 representing the right to
                            purchase 1,000,000 shares of common stock of the Company
                            as additional consideration for two 15% Promissory notes
                            issued on February 1, 2001 and February 7, 2001 in
                            connection with the proposed acquisition of AccuMed
                            International, Inc. by the Company. (Incorporated by
                            reference to Exhibit 4.19 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

          4.20           -- Form of Confidential $5,000,000 Common Stock Private
                            Offering Memorandum dated January 2000. (Incorporated by
                            reference to Exhibit 4.20 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

          4.21           -- Form of Confidential $5,000,000 Series B Convertible
                            Preferred Stock Private Offering memorandum dated
                            November 2000 and amended January 30, 2001. (Incorporated
                            by reference to Exhibit 4.21 to the Company's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 2000.)*

          4.22           -- Amendment No. 1 to Stockholders Agreement dated July 25,
                            2000 among the Company, the InPath Members, Mr. Milley,
                            Mr. Shaw, MMI, Cadmus Corporation, and Winchester
                            National, Inc. (Incorporated by reference to Exhibit 4.22
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*

          5.1            -- Form of Opinion of Schiff, Hardin & Waite (to be filed in an amendment).

         10.1            -- Stock Appreciation Rights Agreement dated as of November
                            20, 1989 between the Company and Raymond O'S. Kelly.
                            (Incorporated herein by reference to Exhibit 10.5 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1989.)*

         10.2            -- Stock Appreciation Rights Agreement dated as of November
                            20, 1989 between the Company and Nicholas E. Toussaint.
                            (Incorporated herein by reference to Exhibit 10.7 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1989.)*

         10.3            -- Stock Appreciation Rights Agreement dated as of June 14,
                            1990 between the Company and Roy D Rafalco. (Incorporated
                            herein by reference to Exhibit 4 of the Company's Form
                            8-K filed June 15, 1990.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

         10.4            -- SAR Agreement Extension dated November 15, 1995 between the Company and Raymond O'S. Kelly. (Incorporated herein
                            by reference to Exhibit 10.20 of the Company's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1995.)*

         10.5            -- SAR Agreement Extension dated November 15, 1995 between the Company and Nicholas E. Toussaint. (Incorporated
                            herein by reference to Exhibit 10.21 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1995.)*

         10.6            -- Employment Agreement dated May 1, 1998 between Mr.
                            Gombrich and InPath, LLC, as amended on December 4, 1998.
                            (Incorporated herein by reference to Exhibit 10.6 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1998.)*

         10.8            -- Claims Agreement dated December 4, 1998 among the
                            Company, the Claimants, and Liberty Associates Limited
                            Partnership. (Incorporated herein by reference to Exhibit
                            4 to the Schedule 13D filed jointly by the InPath Members
                            on December 14, 1998.)*

         10.9            -- Ampersand Medical Corporation Equity Incentive Plan
                            established as of June 1, 1999. (Incorporated herein by
                            reference to Appendix F to the Bell National Corporation
                            Definitive Proxy Statement on Schedule 14A, as filed on
                            April 30, 1999.)*

         10.10           -- Ampersand Medical Corporation Employee Stock Purchase
                            Plan. (Incorporated herein by reference to Appendix G to
                            the Bell National Corporation Definitive Proxy statement,
                            as filed on April 30, 1999.)*

         10.11           -- Employment Agreement dated June 1, 1999 between Mr.
                            Prange and the Company. (Incorporated herein by reference
                            to Exhibit 10.11 of the Company's Annual Report on Form
                            10-K for the fiscal year ended December 31, 1999.)*

         10.12           -- Lease Agreement between the Company and O.P., L.L.C.
                            dated September 1, 1999 pertaining to the premises
                            located at suite 305, 414 N. Orleans, Chicago, IL 60610.
                            (Incorporated herein by reference to Exhibit 10.12 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1999.)*

         10.13           -- Amendment to Lease Agreement between the Company and
                            O.P., L.L.C. dated November 1, 1999 pertaining to the
                            premises at suite 300, 414 N. Orleans, Chicago, IL 60610.
                            (Incorporated herein by reference to Exhibit 10.13 of the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1999.)*

         10.14           -- Form of Note purchase Agreements dated between March 1,
                            1999 and June 29, 1999 between the Company and several
                            purchasers. (Incorporated herein by reference to Exhibit
                            10.14 of the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1999.)*

         10.15           -- Form of 6% Convertible Subordinated Note Due 2000, dated between March 1, 1999 and June 29, 1999 issued by the
                            Company to several purchasers. (Incorporated herein by
                            reference to Exhibit 10.15 of the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            1999.)*

         10.16           -- Schedule of purchasers of 6% Convertible Notes Due 2000, including dates and amount purchased. (Incorporated
                            herein by reference to Exhibit 10.16 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

         10.17           -- Form of Senior Convertible Promissory Note issued to
                            Azimuth Corporation on December 10, 1999. (Incorporated
                            herein by reference to Exhibit 10.17 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*

         10.18           -- Form of Restricted Stock Award of 50,000 shares of common stock issued to David A. Fishman, M.D., on August 10,
                            1999 as additional compensation under a 36 month
                            Consulting Agreement dated June 1, 1999. (Incorporated
                            herein by reference to Exhibit 10.18 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*

         10.19           -- Form of Restricted Stock award of 50,000 shares of common stock issued to Arthur L. Herbst, M.D., on August 10,
                            1999 as additional compensation under a 36 month
                            Consulting Agreement dated July 1, 1999. (Incorporated
                            herein by reference to Exhibit 10.19 of the Company's
                            Annual Report on Form 10-K for the fiscal year ended
                            December 31, 1999.)*

         10.20           -- Form of $2,000,000 note received from Seaside Partners,
                            L.P. on April 28, 2000. (Incorporated by reference to
                            Exhibit 10.20 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*

         10.21           -- Form of $300,000 note received from AccuMed
                            International, Inc. on September 22, 2000 in conjunction
                            with the proposed acquisition of AccuMed by the Company.
                            (Incorporated by reference to Exhibit 10.21 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

         10.22           -- Form of $500,000 Convertible Promissory Note issued to
                            Azimuth Corporation on September 22, 2000 in connection
                            with the proposed acquisition of AccuMed International,
                            Inc. by the Company. (Incorporated by reference to
                            Exhibit 10.22 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*

         10.23           -- Form of $500,000 Convertible Promissory Note issued to
                            Monsun, AS on November 1, 2000. (Incorporated by
                            reference to Exhibit 10.23 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

         10.24           -- Form of $200,000 Promissory Note issued to Azimuth
                            Corporation on December 4, 2000. (Incorporated by
                            reference to Exhibit 10.24 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

         10.25           -- Form of $100,000 Promissory Note issued to Azimuth
                            Corporation on December 11, 2000 in conjunction with the
                            proposed acquisition of AccuMed International, Inc. by
                            the Company. (Incorporated by reference to Exhibit 10.25
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*

         10.26           -- Amendment to Patent and Technology License Agreement
                            dated June 9, 2000 by and between Ampersand Medical
                            Corporation, AccuMed International, Inc. and InPath,
                            L.L.C. (Incorporated by reference to Exhibit 10.26 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

         10.27           -- License and Development Agreement for Specific Medical
                            Technology for the Detection of Oncogenic HPV Virus dated
                            June 23, 2000, by and between Invirion, Dr. Bruce
                            Patterson, and Ampersand Medical Corporation.
                            (Incorporated by reference to Exhibit 10.27 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

         10.28           -- First Addendum to License and Development Agreement for
                            Specific Medical Technology for the Detection of
                            Oncogenic HPV Virus dated September 12, 2000, by and
                            between Invirion, Dr. Bruce Patterson and Ampersand
                            Medical Corporation. (Incorporated by reference to
                            Exhibit 10.28 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*

         10.29           -- Second Addendum to License and Development Agreement for
                            Specific Medical Technology for the Detection of
                            Oncogenic HPV Virus dated January 12, 2001, by and
                            between Invirion, Dr. Bruce Patterson and Ampersand
                            Medical Corporation. (Incorporated by reference to
                            Exhibit 10.29 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 2000.)*

         10.30           -- Form of $25,000 Promissory Note issued to Azimuth
                            Corporation on February 1, 2001 in conjunction with the
                            proposed acquisition of AccuMed International, Inc. by
                            the Company. (Incorporated by reference to Exhibit 10.30
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*

         10.31           -- Form of $470,000 Promissory Note issued to Azimuth
                            Corporation on February 7, 2001 in conjunction with the
                            proposed acquisition of AccuMed International, Inc. by
                            the Company. (Incorporated by reference to Exhibit 10.31
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 2000.)*

         10.32           -- Lease Agreement between the Company and O.P., L.L.C date
                            May 18, 2000, pertaining to premises located at 414 N.
                            Orleans, Suite 510, Chicago, Illinois 60610.
                            (Incorporated by reference to Exhibit 10.32 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 2000.)*

         10.33           -- First Amendment to Lease Agreement between the Company
                            and O.P., L.L.C. dated February 13, 2001, pertaining to
                            additional premises at 414 N. Orleans, Suite 503,
                            Chicago, Illinois 60610 and extending the term of the
                            original lease until February 28, 2006. (Incorporated by
                            reference to Exhibit 10.33 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

         10.34           -- Form of Restricted Stock Award of 25,000 shares of common stock issued to Eric A Gombrich on May 1, 2000 as
                            additional compensation under a 36 month Employment
                            Agreement dated April 1, 2000. (Incorporated by reference
                            to Exhibit 10.34 to the Company's Annual Report on Form
                            10-K for the fiscal year ended December 31, 2000.)*

         10.35           -- Form of Restricted Stock Award of 50,000 shares of common stock issued to Ralph M. Richart, M.D., on July 24, 2000
                            as additional compensation under a 36 month Consulting
                            Agreement dated June 1, 2000. (Incorporated by reference
                            to Exhibit 10.35 to the Company's Annual Report on Form
                            10-K for the fiscal year ended December 31, 2000.)*

         10.36           -- Form of Restricted Stock Award of 50,000 shares of common stock issued to J. Thomas Cox, M.D., on October 20, 2000
                            as additional compensation under a 36 month Consulting
                            Agreement dated October 15, 2000. (Incorporated by
                            reference to Exhibit 10.36 to the Company's Annual Report
                            on Form 10-K for the fiscal year ended December 31,
                            2000.)*

         10.37           -- Form of Voting Agreement between the Company and each of the officers and directors of AccuMed International, Inc.
                            (Exhibit A to the Agreement and Plan of Merger included
                            in Appendix I to the proxy statement-prospectus.)

         23.1            -- Consent of Ernst & Young.

         23.2            -- Consent of KPMG LLP

         23.3            -- Consent of Opinion of Schiff, Hardin & Waite (Included in
                            Exhibit 5.)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

         24.1            -- Power of Attorney by directors and officers of the
                            Company.

         24.2            -- Certified copy of a resolution by the Board of Directors of the Company authorizing execution of the Registration
                            Statement on behalf of the Company by an
                            attorney-in-fact.

---------------

* SEC File No. *-935

     (b) Financial Statement Schedules

     The information required to be set forth herein is incorporated by reference to Ampersand's Annual Report on Form 10-K, as amended, for the year ended December 31, 2000.

ITEM 17. UNDERTAKINGS

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or

     Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     D. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the bylaws, as amended (the "Bylaws"), of the registrant, the Delaware General Corporation Law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on July 13, 2001.

                                            AMPERSAND MEDICAL CORPORATION

                                            By:    /s/ LEONARD R. PRANGE
                                              ----------------------------------
                                                      Leonard R. Prange,
                                                          President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----
                          *                            Director and Chairman of the Board    July 13, 2001
-----------------------------------------------------    of Directors (principal
                  Peter P. Gombrich                      executive officer)

                /s/ LEONARD R. PRANGE                  President, Chief Operating            July 13, 2001
-----------------------------------------------------    Officer, Chief Financial Officer
                  Leonard R. Prange                      and Secretary (principal
                                                         financial and accounting
                                                         officer)

                          *                            Director                              July 13, 2001
-----------------------------------------------------
                  Alexander Milley

                          *                            Director                              July 13, 2001
-----------------------------------------------------
                   Robert C. Shaw

                          *                            Director                              July 13, 2001
-----------------------------------------------------
                     John Abeles

                          *                            Director                              July 13, 2001
-----------------------------------------------------
                 Denis M. O'Donnell

                /s/ LEONARD R. PRANGE                  Individually and as                   July 13, 2001
-----------------------------------------------------    Attorney-in-fact
                  Leonard R. Prange